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Exhibit 1

One of a kind

ABER DIAMOND CORPORATION
2004 ANNUAL REPORT

A6er

ABER DIAMOND CORPORATION
2004 ANNUAL REPORT

        It took vision, skill, a touch of daring, and a genuine love of precious gems for Mr. Harry Winston to transform raw stones into diamonds known throughout the world for their unsurpassed beauty. The qualities that produce a one-of-a-kind diamond are the same qualities that produce a one-of-a-kind diamond company.

        Aber was one of the pioneers in the search for diamonds in Canada's Far North. To discover and develop one of the world's richest sources of diamonds beneath the waters of Lac de Gras in the Northwest Territories, we struck a unique partnership that saw Rio Tinto plc assume responsibility for mining operations, while we retained a 40% share of the mine's production. We leveraged our production interest to build our business, establishing our own open market sales division in Antwerp, and making a guaranteed off-take arrangement for a select portion of our rough diamonds with Tiffany & Co.

        At every step, Aber pursued a one-of-a-kind strategy. Today, having acquired control of one of the great names in luxury retail, we remain a company like no other, building shareholder value through our participation in the most lucrative "bookends" of the diamond trade: mining and retail.

Aber Diamond Corporation. Truly one of a kind.

A Letter from Robert Gannicott

DEAR FELLOW SHAREHOLDERS,

        As the Diavik Project has evolved into the Diavik Diamond Mine, Aber itself has progressed from the financing of project construction to the successful sorting and marketing of its 40% share of the Diavik rough diamond product to an appreciative international customer base. With this important threshold crossed, Aber has been able to advance its strategic plan through the purchase of a 51% interest in the renowned international diamond jeweler, Harry Winston, thereby linking its premium mine production to a premium diamond jewelry brand. This combination gives Aber's shareholders a unique exposure to the two most profitable "bookends" of this alluring and profitable industry.

        Although various ramp-up issues have not yet allowed the Diavik Mine to demonstrate its full capacity over a complete reporting quarter, it has enjoyed a remarkably smooth transition from construction to production during this first year of the ramp-up period. Engineering performance, particularly related to the water retention dyke that was the fundamental challenge of the project, has met or exceeded design and been accomplished within budget and a full year ahead of the original feasibility study estimate. Stringent environmental standards embodied in the operating licence have been met as well as the social standards relating to northern employment targets for example. We applaud the success of our partner, Rio Tinto, in bringing this extraordinary mine to production without delays or cost overruns.

        As mining progresses into the core of the first orebody, the quality of the diamonds recovered, reflected in sales revenue, has exceeded the feasibility study projections. On the basis of a mining rate of 1.7 million tonnes for 2004, the projected diamond production is expected to be in the mid to upper range of 7 to 8 million carats. The project will continue to ramp up during 2004 and the ultimate processing capacity has yet to be determined. The diamond market capacity does not constrain production rates.

        A large sample taken from the top of the adjacent A-154 North orebody produced diamonds with a value of $82 per carat compared with the feasibility study estimate of $33. This substantial increase in value has led to a reconsideration of the mine plan which will evaluate combinations of open pit and underground development with the objective of maximizing revenue.

        Exploration efforts on the broader Diavik property have been stepped up this year in an effort to extend mine life and/or capacity beyond the current 20-year estimate. A total of 62 kimberlite pipes are now known on the property of which four are incorporated in the current mine plan. A $6 million exploration budget has been assigned to the coming year which will include the pilot plant processing of two mini-bulk samples collected last year.

        We have been fortunate to join the diamond market at a time of expanding demand, particularly for the type of product produced by the Diavik Mine. The market leader, De Beers, had sold down a substantial stockpile over the preceding three years, thereby conditioning demand to be in excess of mine supply by about $1 billion per year. The Diavik Mine only partially fills that gap and the shortfall is translating into rising prices across an increasingly broad range of the many diamond categories that constitute any mine production. The Diavik product is well suited to providing the raw material for the white diamonds, particularly in square models such as princess cuts, that are much in demand especially in the US market that now accounts for half of world diamond consumption. Emerging middle class diamond consumption in both India and China is providing the extra stimulus to a market underpinned by continuing recovery in the traditional marketplaces of the US and Japan. We are already seeing shortages in some key diamond items and expect this to expand across other categories in the coming months.

        Together with mining it is the complementary "bookend" of the industry, the retail segment, which generates revenues and equity values of interest to public companies. Harry Winston is a premium American jewelry brand name and has been accorded the title of "The Ultimate Jeweler" by the Gem Institute of America. It provides an ideal platform for expansion in the US and Japan, the core diamond jewelry markets of the world. In contrast to a mining project, exploiting a depleting resource, a business such as Harry Winston has infinite life and therefore strong residual value. Aber brings the strength of a mine supplier of rough diamonds that, in turn, affords preferential access to the broad range of polished diamond products essential to the growth of a specialist diamond jeweler.

        Mr. Thomas J. O'Neill has been appointed Chief Executive Officer of Harry Winston with Mr. Ronald Winston continuing as Chairman. Tom, who joins the Aber organization from Burberry & Co., has an extensive career history in both diamond jewelry retailing specifically and luxury goods in general, having previously held senior positions with both Tiffany and LVMH.

        This year also sees the retirement of John Lamacraft who has been a director of Aber since 1996 and Chairman of the Board of Directors since 1999. John's extensive experience in the Canadian resource industry was an important contribution to Aber's transition from junior explorer to diamond marketer via the considerable hurdle of financing its 40% share of the CDN $1.3 billion capital expenditure.

        Aber intends to return a substantial portion of its earnings to its shareholders in the form of dividends. The recently completed re-financing was primarily designed to remove restrictive covenants in the original credit structure that, among other things, precluded the payment of dividends. Since the value of a dividend stream is dependent on it being both stable and sustainable, the Diavik mine plan revisions, with a reliable schedule of capital requirements and production rates, must be reviewed before a dividend policy can be formulated later this year.

        The quality of the Diavik resource has allowed it to become the cornerstone of the "one-of-a kind" diamond company that Aber, together with Harry Winston, now becomes. This vision has been endorsed by its ability to attract both the existing owners of Harry Winston as well as a premium jewelry retail management team. Through Aber's unique positioning in premium assets at both ends of an increasingly robust diamond sector, we continue to seek an expanded role in the industry while delivering the benefits of our success to our shareholders.

Robert A. Gannicott (signed)
CHIEF EXECUTIVE OFFICER, ABER DIAMOND CORPORATION

"We are proud of our achievements to date and look
forward to playing an expanded role in the most profitable
bookends of a robust diamond market and delivering
the benefits of our success to our shareholders."

A Letter from Ronald Winston

DEAR ABER SHAREHOLDERS,

        Our Company enters into a new and exhilarating period. Our enterprise and its foregoing family tradition represent 114 years of jewelry and watchmaking expertise. It was always my father's dream to own or join forces with a rough diamond resource in the ground because it would provide for the romantic image that he described as, "from the mine to the finished jewel." With this very significant investment of Aber in Harry Winston, this dream will now come true.

        My grandfather started the enterprise in 1890 in a small jewelry store on the Lower East Side of New York. His business then followed him to California where my father later took over. I, myself, have been in charge of our Company for 26 years. Growing up, I thought of my father as a jeweler and master of stones. Some of my fondest memories of my childhood are the times when my father used to bring small parcels of stones—emeralds, rubies, sapphires and diamonds—to our apartment above our then Salon at Fifty-First Street, off Fifth Avenue in New York City. I can still picture a particularly rare Burmese ruby of about six carats, which my father asked me to remember for its rich color and purity.

        The first time I realized that my father was famous was in Florida in 1948 when I heard it announced on the radio that Harry Winston had just purchased the estate of Evalyn Walsh McLean, the Washington socialite. The Hope Diamond figured prominently in that announcement and I suddenly made the connection between the fame of Harry Winston and my dad. Of course, to me, he was just my dad. But I realized at that callow age that something was going on around him that represented fame.

        My father attracted many famous and colorful personalities in his constellation of friends and they were often entertained at our home at Stonwin Farm in Westchester, outside of New York City. Some of my earliest memories are of Indian maharajas and maharanis, the men in colorful garb and the women in silk saris and jewels. I was given a taste of curry when most children were eating hamburgers.

        My father and I shared a love for the mystery and history of Asia. Therefore, in our business it was the source of many rare and famous gems. Some of these stones were quickly sold back to the treasuries of other Raj. However, some stones my father bought and kept. Built around the centerpiece of the Hope Diamond, he created a collection of the most fabulous private assemblage of jewels. As an exhibit entitled "The Court of Jewels", it traveled the country and earned large sums of money for the March of Dimes, a charity that provided for the then health scourge of polio.

        Now a new era beckons and challenges all of us. We have only to look at the night sky for our inspiration and see the myriad speckled lights. I like to think of diamonds as tangible stars. We cannot touch the universe and can only view it from afar. But diamonds are a gift of the cosmos that we can hold near with awe.

Ronald Winston (signed)
CHAIRMAN, HARRY WINSTON, INC.

"It was always my father's dream to join forces with a rough diamond resource because it would provide for the romantic
image he described as, from the mine to the finished jewel."

A Letter from Thomas O'Neill

        In April 2004, Aber embarked upon a new and exciting course. The acquisition of majority control of Harry Winston, the premier retailer of fine, diamond-focused jewelry in the US market as well as Japan, has marked a fundamental expansion of Aber's activities. The ownership of Harry Winston has allowed Aber to seize a meaningful part of the value chain that begins with the mining of rough diamonds and ends with gem stone quality diamonds cut, polished and mounted into the most sought after jewelry in the marketplace and offered for sale in company owned and operated stores. This linkage of mine to finger is the first of its kind to integrate parts of the value chain that had been mutually exclusive of each other in our industry.

        With the unique advantage that Aber mining interests provide our subsidiary company, Harry Winston has a very bright and valuable future for our shareholders.

        Our strategy at Harry Winston is simple and realistic. It begins with a clear statement: Harry Winston is the world's most reliable, innovative and design driven source of diamond centred and gem stone focused jewelry and timepieces. On the solid foundation of our history and expertise in creating fabulous pieces of diamond jewelry, Harry Winston is an uncontested leader in fine hand-made jewelry and timepieces crafted from the highest quality gem stones presented in innovative and remarkable designs.

        Our position is uncontested but constantly challenged, making our mission as an enterprise equally clear: it is to source the finest gems and transform them into the finest quality jewelry available in terms of design integrity, materials, manufacturing and after-care services all offered in comfortable and reassuring retail environments, both accessible and private, with the industry's most qualified and experienced professionals.

        Our key objective moving forward is to enhance the lustre of the brand and to reach beyond its historical zenith, expanding its geographical presence and introducing new and innovative fine diamond and gem stone jewelry products. We are currently focusing our attention on a comprehensive review of all business processes in place at Harry Winston with a mandate to build on the strengths we find, identify opportunities, create new solutions where appropriate, and maximize on the operating synergies between Aber and Harry Winston.

        We plan to open two new retail stores in the next six months. One store will be in the exciting luxury goods market in Las Vegas at the Forum Shops. The other store will be in Taipei, Taiwan and will be our first store in Asia beyond the existing important locations in Japan. This expansion will bring the total number of retail stores to eight.

        Harry Winston will continue to develop the luxury watch business through our dedicated watch company in Switzerland. We offer this product category as complementary to our core jewelry business and remain committed to introducing gem stone intensive timepieces of the highest technical quality. The launch of the limited edition Opus IV, a very sophisticated watch movement fabricated in platinum, was enthusiastically received at the Basel Fair in April 2004.

        In looking to the future, our priorities lie in two key areas: the product and the retail environment. Harry Winston is a purveyor of the very finest gem stone jewelry anywhere in the world. Our association with Aber will allow us to build on our authority as the most important and reliable source of diamond focused jewelry. We intend to update and modernize the salons creating a comfortable and inviting environment for our beautiful product while enhancing the fundamental values of the house. Our marketing efforts will intensify in support of our product initiatives to communicate Harry Winston's unrivalled position as the world's most prestigious fine gem stone jeweler.

        The next year will be a pivotal one for Harry Winston. With diamond expertise from Aber, a new and experienced management team from the luxury goods industry combined with the existing team who kept the brand on course over the past few years, Harry Winston is positioned to reclaim significant territory in the world of fine jewelry.

Thomas J. O'Neill (signed)
PRESIDENT, ABER DIAMOND CORPORATION
CHIEF EXECUTIVE OFFICER, HARRY WINSTON, INC.

"The merger of Aber and Harry Winston
creates a one-of-a-kind company, and a
once-in-a-lifetime opportunity."

TABLE OF CONTENTS

Management's Discussion and Analysis	page 10
Management's Responsibility for Financial Reporting	page 29
Auditors' Report	page 29
Consolidated Financial Statements	page 30
Notes to Consolidated Financial Statements	page 33
Safe Harbour Statement on Forward-Looking Information	page 49
Diavik Summary	page 49
Corporate Directory	page 50

Management's Discussion and Analysis
(All figures are in United States dollars unless otherwise indicated)

        The following is management's discussion and analysis ("MD&A") of the results of operations for Aber Diamond Corporation ("Aber", or the "Company") for the fiscal year ended January 31, 2004, and its financial position as at January 31, 2004. This MD&A is based on the Company's consolidated financial statements prepared in accordance with accounting principles generally accepted in Canada ("Canadian GAAP") and should be read in conjunction with the consolidated financial statements and notes thereto. Note 17 of the financial statements includes a reconciliation of Canadian GAAP net income to net income determined under generally accepted accounting principles in the United States ("US GAAP"). Unless otherwise specified, all financial information is presented in United States dollars. All references to "year" refer to the fiscal year of Aber ended January 31, 2004.

        This section contains certain forward-looking statements and should be read in conjunction with the "Safe Harbour Statement on Forward-Looking Information" on page 49 of this Annual Report. The Company's actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this MD&A.

        Certain comparative figures have been reclassified to conform to the current year's presentation.

A Year of Transformation

        Transforming a rough stone into a diamond is a remarkable process. This year, Aber underwent an equally remarkable transformation and has emerged as a significant participant in the diamond industry. With its established source of operating income and a strengthened balance sheet, Aber continues to increase shareholder value by strategic investments in premier assets at both ends of the diamond pipeline.

Highlights

Aber's net earnings for the year ended January 31, 2004, totalled $27.7 million or $0.50 per share.

Diamond sales for the year totalled $114.8 million, which included sales of $19.2 million realized prior to the commencement of commercial production at the Diavik Mine.

The commencement of commercial production at the Diavik Mine was achieved ahead of feasibility study estimates and production ramp-up at the Diavik Mine proceeded ahead of plan.

In February 2004, the Company completed its offering of 1,500,000 common shares generating gross net proceeds to the Company of CDN $71.6 million (US $53.6 million).

In March 2004, the Company successfully completed the refinancing of its Project Loan Facility to a combined secured term and revolving credit facility. In addition to improved economic terms, the amended credit facilities provide the Company with significantly greater financial flexibility to pursue strategic corporate initiatives including the payment of dividends.

On April 2, 2004 the Company announced that it had acquired a 51% interest in Harry Winston Inc., one of the world's leading luxury jewelry and watch retailers. The Company has an option to purchase the remaining 49% interest on the sixth anniversary of the closing.

Summary Discussion

        Aber is a diamond marketing company supplying a Canadian product to a global diamond market.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond

Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc ("Rio Tinto") of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

Commencement of Commercial Production

        On August 1, 2003, Aber commenced commercial production from the Diavik Mine based on the achievement of a commercial level of production and sales, substantial physical project completion, a sustained level of mining and diamond processing activity, and the establishment of sales channels. During the year, production came partially from sub-ore grade kimberlite and operational ramp-up continued. Although a level of commercial production was achieved during the year, the fourth quarter's operating and financial results continue to reflect ramp-up activity at the Diavik Mine. Accordingly, the results of the third and fourth quarters should not be considered a model for future results. Under the current Diavik Mine plan, full production is scheduled to be achieved by mid-2005. An updated Diavik Mine plan is expected by the end of 2004.

        The commencement of commercial production at the Diavik Mine resulted in the following changes to the Company's financial statement effective from August 1, 2003:

  •
  Diamond sales revenues, related costs of sales and expenses are included in the Company's operating results.

  •
  Certain balance sheet amounts relating to producing assets have been reclassified from deferred mineral property costs to the appropriate balance sheet categories: inventory and capital assets.

  •
  Amortization of deferred mineral property costs, capital assets, and deferred charges are included in the Company's earnings.

  •
  The Company changed its functional and reporting currency from the Canadian dollar to the US dollar, resulting in the recognition of a cumulative translation adjustment on the Company's balance sheet.

Change in Functional and Reporting Currency

        Effective August 1, 2003, the US dollar became the functional and reporting currency of the Company. Accordingly, Aber's financial reporting is presented in US dollars, with conversion of previously published figures to US dollars. The ongoing impact of this change is that Canadian dollar exposure in self-sustaining subsidiary financial positions is recorded as a cumulative translation adjustment, a component of equity. Previously, gains and losses on US dollar exposure would have been included in the statement of earnings. Currently, Aber's currency exposure is substantially to the Canadian dollar.

Market Commentary

        March 2004 marked the anniversary of Aber's first year of rough diamond sales. Throughout this time, the Toronto sorting facility has supported Aber's sales efforts by supplying consistent and accurate assortments to two main marketing channels. Aber's off-take agreement with Tiffany & Co. was implemented successfully during the year, and sales under this arrangement are growing in step with the production ramp-up towards the expected $50.0 million per annum level. Direct sales to the rough diamond market through the Company's Antwerp subsidiary Aber International N.V. have also been well received.

        Aber International N.V. has developed a base of approximately 30 clients. Aber's client base comes from all the world's major cutting centres and as the Company's chosen customers they all share Aber's vision of a dynamic and growing market for diamonds. Their skills not only include excellence in the craft of cutting and polishing diamonds but also a proven expertise in marketing and distributing polished diamonds.

        The majority of Aber's clients are based in India and Israel and are diamond manufacturers rather than dealers. Many have significant jewelry manufacturing interests. Throughout the year, Aber's clients have been attracted to the high (white) colour range that has become the market signature of the Diavik Mine production. These high colour diamonds are not only suited to the traditional taste of the US diamond jewelry market, the world's largest, but are also attractive to the domestic Indian jewelry market which continued to grow at rapid pace during 2003.

The Rough Diamond Market

        Sales of Diavik Mine production entered the rough diamond market in 2003 which was very much influenced by the Supplier of Choice ("SOC") strategy of De Beers' Diamond Trading Company ("DTC"). This strategy aims to stimulate demand through increased marketing by companies in the downstream portions of the diamond industry. To accomplish this end, De Beers have channeled rough diamonds towards a smaller list of clients with demonstrated market making abilities. At the end of the year, the DTC client list was reduced from 105 clients to 84. By the same time, De Beers had completed their process, begun in 2000, of selling down their rough diamond stockpile to working inventory levels. With BHP-Billiton and Rio Tinto continuing their strategy of selling the bulk of their production to a restricted client base there has been a reduction in the availability of rough diamonds in the market. Therefore, rough diamond demand in 2003 remained resilient despite a polished market that languished due to economic uncertainties and ongoing military conflicts. This attractive rough diamond demand climate, as well as the technical characteristics of the Diavik Mine production, has allowed both Aber and partner Rio Tinto to assume unlimited market demand in sales projections for Diavik Mine product, under a range of reasonable production scenarios.

The Polished Market

        The polished market in 2003 saw growth in volume and, ultimately, a corresponding growth in pricing. During 2001/ 2002, the additional rough diamond produced by De Beers' destocking process was taken up into an expanded manufacturing base on lengthening credit terms. By 2003, the resulting polished had found its way through the diamond pipeline. Accordingly, by early 2004 the now expanded market was experiencing a shortfall in polished supply, with resultant increased prices, especially in the larger whiter goods.

        This supply shortfall came at the same time as renewed economic growth in the key polished diamond markets, such as the US, and at a time when De Beers' demand-side oriented SOC strategy began to have impact. These factors resulted in a 7% growth in global retail sales of diamond jewelry, helped in a significant way by a 22% spurt in India. US sales figures showed a healthy 6.5% growth. The SOC strategy has led the market to become increasingly focused on strong product ideas and effective marketing.

        The calendar year 2003 also saw the emergence of the domestic Indian and Chinese retail markets as special growth opportunities for the future. The developing culture in China for diamond wedding bands establishes great optimism for the future growth of women's diamond jewelry in this expanding market.

        Throughout the world, greater investment by the trade in marketing and branding is driving demand for diamond jewelry and helping diamonds to gain a larger share of the luxury goods sector. This is a development recognized and fostered by De Beers as they enter the downstream retail sector themselves through the De Beers L.V. venture with partner LVMH Moet Hennessy Louis Vuitton. It is a development also recognized by Aber, and is a key rationale for Aber's entry into the retail sector through the staged acquisition of Harry Winston.

Supply and Demand

        While the De Beers influence was evident in the strategic evolution of the market throughout the past year, its share of the rough diamond market continued its long-term decline in 2003. The De Beers share of world rough diamond sales is now estimated by market analysts at close to 60%, compared to a high of 85% in the mid-eighties. The most recent decline has been due predominantly to the entry of Canadian production which by the end of 2003 was already the third largest in the world, behind only Botswana and Russia. In 2003, Canada's diamond production was estimated at 9% of world supply. In 2004, Canada's contribution to world supply will grow further still, with the Diavik Mine alone (on a 100% basis) contributing an estimated 7% of world supply. Conservative supply and demand scenarios, accounting for the new Canadian mines under development as well as the uncertainty in Angolan and Russian output, suggest a supply deficit in the short to medium term. No large scale new diamond operations on the scale of the Diavik Mine are anticipated during this period. At the same time, the market for diamond jewelry is expected to continue its growth rate in excess of GDP as consumer demographic trends and the new marketing initiatives within the industry take hold. It is anticipated that over the medium to long term this supply deficit will produce an upward pressure on diamond prices, although short-term cyclicality in pricing for individual diamond items will be expected.

The Canadian Diamond Industry

        The Canadian diamond industry continues to develop on each of the production, cutting and polishing, jewelry manufacturing and retail levels. In 2003, the Government of the Northwest Territories and the Government of Quebec co-sponsored an interprovincial series of consultations aimed at establishing a National Diamond Strategy. This process is designed to address the potential for a viable secondary industry of cutting and polishing factories in producer regions. Aber, along with the other Canadian producers and many professional industry organizations, considers the potential for a diamond manufacturing industry in Canada to be limited owing to the competition provided by low-cost, high-skill manufacturing centres such as India and China. In parallel with the interprovincial study, the federal government departments Natural Resources Canada (NRC) and Indian and Northern Affairs Canada (INAC) are co-sponsoring a fact based study, the National Diamond Study, to review opportunities for value added within the diamond industry in Canada. The results of both studies are expected in late 2004.

        Attempts continue to create the market for polished diamond brands based on Canadian origin. Many such brands are now distributed and sold in jewelry stores in Canada and overseas. Anecdotal evidence suggests a price premium exists for such brands within the domestic Canadian market, and the Canadian brand does appear to have potential to become a successful niche product in targeted markets such as Japan. It is less clear, however, that a true value premium exists within the all important US market for Canadian diamonds. It is further unclear that sufficient benefit exists on the polished brand to provide an improved margin on the sale of Canadian rough diamonds. Aber remains open to supporting such branding programs through targeted supply of rough diamonds to clients pursuing Canadian marketing initiatives, and Aber supports the efforts of the Canadian Diamond Code of Conduct to establish and maintain an authenticated system of warranties for diamond origin. Aber does not at this time, however, intend to pursue a direct branding strategy itself based on the Aber name or the Canadian origin of Diavik Mine production.

Consolidated Results of Operations

        The following is a summary of unaudited quarterly financial information for the three years ended January 31, 2004:

	UNAUDITED								AUDITED
	2004 Q1	2004 Q2	2004 Q3	2004 Q4	2003 Q1	2003 Q2	2003 Q3	2003 Q4	2004 Total	2003 Total	2002 Total
	(expressed in thousands of United States dollars, except per share amounts)
Sales	$—	$—	$53,958	$41,638	$—	$—	$—	$—	$95,596	$—	$—
Cost of sales	—	—	20,276	26,128	—	—	—	—	46,404	—	—

	—	—	33,682	15,510	—	—	—	—	49,192	—	—
Selling, general and administrative expenses	2,286	2,870	4,795	3,704	1,662	1,869	2,207	2,507	13,655	8,245	5,079

Earnings (loss) from operations	(2,286)	(2,870)	28,887	11,806	(1,662)	(1,869)	(2,207)	(2,507)	35,537	(8,245)	(5,079)

Interest and financing expenses	(146)	(157)	(5,180)	(7,127)	—	—	—	—	(12,610)	—	—
Other income	227	247	184	183	213	283	292	268	841	1,056	4,653
Gain on sale of other assets	338	327	222	98	—	—	—	—	985	—	94,866
Foreign exchange gain (loss)	9,367	3,572	682	(338)	249	(1,525)	1,278	3,175	13,283	3,177	(137)

Earnings (loss) before income taxes	7,500	1,119	24,795	4,622	(1,200)	(3,111)	(637)	936	38,036	(4,012)	94,303
Income taxes (recovery)	2,337	(4,714)	11,247	1,460	(287)	517	(4)	(381)	10,329	(155)	42,257

Earnings (loss)	$5,163	$5,833	$13,548	$3,163	$(913)	$(3,628)	$(633)	$1,317	$27,707	$(3,857)	$52,046

Basic earnings (loss) per share	$0.09	$0.11	$0.25	$0.06	$(0.02)	$(0.06)	$(0.01)	$0.03	$0.50	$(0.07)	$0.96
Diluted earnings (loss) per share	$0.09	$0.10	$0.24	$0.06	$(0.02)	$(0.06)	$(0.01)	$0.03	$0.49	$(0.07)	$0.94
Total assets	$577,855	$575,274	$611,390	$632,768	$398,372	$422,914	$454,651	$516,898	$632,768	$516,898	$317,643
Total long-term liabilities	$284,648	$275,932	$290,414	$229,827	$123,122	$159,829	$194,336	$249,206	$229,827	$249,206	$50,991

NOTE: Totals may not add up due to rounding.

Net Earnings

YEAR ENDED JANUARY 31, 2004

        Aber's net earnings for the year ended January 31, 2004, totalled $27.7 million or $0.50 per share ($0.49 per share on a diluted basis), compared to a net loss of $3.9 million or $0.07 per share ($0.07 per share on a diluted basis) in the prior year. Aber's move to profitability is primarily a result of the realization of profits from two quarters of diamond sales subsequent to the commencement of commercial production in the third quarter. In the prior year, the Company's focus was on development of the Diavik Mine, with its primary source of income being interest income on cash holdings.

        Prior to August 1, 2003, interest and financing expenses were credited against deferred mineral property costs.

        Earnings for the year include $13.3 million of unrealized foreign exchange gains; a gain of $0.1 million since the change in functional and reporting currency to US dollars; and a gain of $13.2 million in the first two quarters of the year, prior to the change. Prior to August 1, 2003, foreign exchange gains were recorded substantially due to the revaluation of Aber's US dollar net debt position to the quarter end exchange rates. The current year's foreign exchange gain compares to a foreign exchange gain of $3.2 million in the prior year, recorded on Aber's net US dollar exposure at that time.

THREE MONTHS ENDED JANUARY 31, 2004

        Aber's net earnings for the quarter ended January 31, 2004 totalled $3.2 million or $0.06 per share, compared to net earnings of $1.3 million or $0.03 per share in the fourth quarter of the preceding year which was prior to the commencement of commercial production at the Diavik Mine. The fourth quarter results reflect the continued ramp-up of commercial diamond activity at the Diavik Mine, which commenced at the beginning of the third quarter.

        The fourth quarter earnings represent a decrease of $10.4 million or $0.19 per share from the third quarter results of $13.5 million or $0.25 per share. This sequential quarterly decrease is a result of several factors, detailed as follows:

  •
  During the months of November and December 2003, low grade stockpiles of mixed lake bottom sediment and low grade kimberlitic mud, stripped from the tops of both the A-154 South and North pipes, were processed through the mill in order to clear the stockpile lay-down area to receive A-154 North ore during 2004. Although this work had to be accomplished ahead of the extreme cold months, it delivered only minor amounts of diamonds thus impacting the Company's fourth quarter sales.

  •
  The stripping of the A-154 North pit in the fourth quarter led to increased mining costs in the fourth quarter as compared to the third quarter. The impact of this stripping is expected to continue through the first quarter of the fiscal year beginning February 1, 2004.

  •
  Aber's rough diamond sales are based on a traditional five week cycle, usually comprising ten annual cycles. During the latest quarter, two open market sales events were conducted through the Company's rough diamond sales centre in Antwerp as compared to three sales events conducted in the preceding quarter. Aber expects that its quarterly results will continue to fluctuate depending in part upon the number of sales events conducted during the quarter.

        Accelerated amortization of deferred financing costs relating to the previous Project Loan Facility reduced fourth quarter earnings by $2.2 million. The amortization was accelerated to reflect the partial repayment of the Project Loan Facility subsequent to year end, with continued deferral of the remaining deferred costs associated with the refinanced facilities.

Results of Operations

        During Aber's fourth quarter, the Diavik Mine commercial production continued to be ramped up. In the twelve month period since diamonds were first produced from the Diavik Mine, Aber has received 1.5 million carats from the Diavik Mine, being its 40% share of total production.

        Although various commissioning and ramp-up issues have not yet allowed the Diavik Mine to demonstrate its full capacity over a complete reporting quarter, it has enjoyed a smooth transition from construction to production during the first year of the ramp-up period. Engineering performance, particularly related to the water retention dike that was the fundamental challenge of the Diavik Mine, has met or exceeded design and has been accomplished within budget and a full year ahead of the original feasibility study estimate. The Diavik Mine has also complied with the environmental and social standards required by its operating licence.

        As mining progresses into the core of the A-154 South orebody, preliminary reconciliation of grade to the feasibility study estimates has been achieved within the context of local variability on a bench-by-bench basis. Although tune-up modifications to the processing circuit continue, the diamond recovery against the feasibility study estimate is about 95% on a weight basis and more than 98% on a value basis. Differences in recovery compared to feasibility estimates are attributable to the non-recovery in the process plant of small diamonds which, while being numerous and significant with respect to overall weight recovery, are of low average value and hence have less impact on overall value recovery. Process improvement efforts continue to increase small diamond recovery. Average run of mine size distribution and quality profiles for the Diavik diamond production, and hence average price, have met or exceeded feasibility estimates, although there exists sizing and quality variability associated with geological variability within the orebody.

        As is to be expected in the ramp-up phase of a project in such an extreme climatic area, there has been, and will continue to be, seasonal variance in production as well as a quarterly sales variances. Aber's rough diamond sales are based on a traditional five week cycle usually comprising of ten annual sales sights. During the fourth quarter, two open market sales sights were conducted through the Company's rough diamond sales centre in Antwerp, Belgium compared to three sales sights conducted in the third quarter.

Mine Production

        Production information from the Diavik Mine, Aber's 40% share:

	THREE MONTHS ENDED DECEMBER 31, 2003	TWELVE MONTHS ENDED DECEMBER 31, 2003
Diamonds recovered (000 carats)	440	1,533
Operating costs, cash ($ millions)	14.8	48.0
Operating costs per carat, cash ($ millions)	34	31

Revenue

        Year to date diamond sales totalled $114.8 million, which includes sales of $19.2 million realized prior to the commencement of commercial production and credited against deferred mineral property costs during the first half of the year. Accordingly, revenues for the year totalled $95.6 million, of which $41.6 million was included in the fourth quarter.

        During the year, Aber sought to optimize the sales timing pattern and the supply chain, which extends from the Diavik Mine, through the Company's sorting operations, and to the sales organization of Aber. The optimized market sales scheduling resulted in the acceleration of certain product types into the third fiscal quarter, with a deferral of sales of other types to the fourth fiscal quarter. Although high value larger white diamonds form the core of the value of Diavik Mine production, on a volume basis white diamonds in smaller sizes and lower qualities predominate. Due to the Company's objective of continued optimization of rough diamond product within its supply chain, variations in sales revenues are expected to occur due to the tailored product assortments sold within each sales cycle, and also due to the number of open market sales sights held during each quarter. As Aber is continuing to develop its client base of specialist buyers with a medium to longer term strategic view, product sales assortments will be defined according to client preferences and timing. This strategic marketing effort is also expected to contribute to revenue variations in quarter to quarter comparisons. The Company anticipates that in its current fiscal year ending January 31, 2005 it will host two sales sights in the first, second and fourth quarter and three sales sights in the third quarter. Two of the sales sights originally planned for the first quarter of the current fiscal year were combined due to the lower quantity of product available to be sold resulting from the processing of low grade stockpiles.

        During the fourth quarter, the Company continued to make sales to Tiffany & Co. in accordance with the Tiffany & Co. sales agreement. Sales totalling $12.7 million were made to Tiffany & Co.

during the period between the commencement of commercial production at the Diavik Mine and January 31, 2004.

Cost of Sales

        The Company's cost of sales includes cash and non-cash costs associated with mining and sorting activities as well as private production royalties.

        The substantial portion of cost of sales is mining operating costs incurred at the Joint Venture level. Sorting costs include Aber's cost of handling and assorting product in preparation for sales. Non-cash costs include amortization and depreciation, the majority of which is recorded on a unit of production method over estimated proven and probable reserves. Private production royalties are recorded based on actual production during each accounting period.

        Each of the components of cost of sales is recorded in inventory using the average cost method.

        The gross margin for the fourth quarter reflects the impact of the increased costs of mining the low grade, mud-rich geological layer above of the A-154 North pipe. The gross margin based on cash operating costs was 70% in the third quarter as compared to 58% in the fourth quarter, reflecting the processing of the low grade stockpiles in November and December 2003. On a year to date basis, a gross margin based on cash operating costs of 65% was realized on rough diamond sales, which is well in line with Aber's ramp-up progress. The lower diamond content of this material, mined and processed on a relatively fixed cost per tonne basis, means a higher cash cost per carat was experienced during the fourth quarter.

        The gross margin realized including cash and non-cash costs was 62% in the third quarter, 37% in the fourth quarter and 51% on a year to date basis.

Expenses

        From the beginning of the third quarter onwards, selling, general and administrative expenses include selling costs related to the commencement of diamond sales activity. These expenses totalled $3.7 million in the fourth quarter, compared to $4.8 million in the third quarter, being the first quarter of commercial activity. The decrease in the fourth quarter is substantially due to non-recurring remuneration costs recorded in the third quarter. On an annual basis, the increase in selling, general and administrative costs over the prior year from $8.2 million to $13.7 million is due to the inclusion of selling costs coincident with the commencement of commercial activity, as well as ongoing corporate business development activities. Expenses in the areas of remuneration, amortization of non-operating capital assets and other administration costs have increased commensurate with the Company's level of commercial activity. Compared to the fourth quarter of the preceding year, selling, general and administrative expenses increased by $1.3 million from $2.4 million for the reasons aforementioned.

        Selling, general and administrative expense also includes stock option grants expensed using the fair value method. Stock option expense of $0.6 million was recorded during the fourth quarter and $2.8 million in the year ended January 31, 2004, compared to the prior year's expense of $0.8 million and $2.5 million for the respective periods.

        Aber's interest and financing expenses during the quarter totalled $7.1 million. Included in this figure is interest of $2.2 million on the Project Loan Facility, amortization of $4.5 million of deferred financing costs relating to the Project Loan Facility which was refinanced subsequent to the end of the year, and interest on the mortgage on real property. Cash interest paid during the fourth quarter totalled $2.5 million, and totalled $9.7 million for the year. Aber did not record any interest expense prior to the commencement of commercial production at the Diavik Mine, as all interest costs were recorded as deferred mineral property costs.

Other Income

        Other income comprises interest income on cash resource balances, and gain on disposal of unutilized assets.

Foreign Exchange

        Aber's ongoing currency exposure relates primarily to expenses and obligations incurred in Canadian dollars, as well as the revaluation of certain Canadian monetary balance sheet amounts. During a period of weakening of the Canadian dollar in the fourth quarter, Aber recorded a foreign exchange loss of $0.6 million. This loss was substantially due to revaluation of its Canadian dollar monetary items. The fourth quarter loss compares to a foreign exchange gain of $3.2 million in the prior year's corresponding quarter.

        On a year to date basis, contributing to the Company's earnings is a $13.3 million exchange gain substantially recorded prior to the change in reporting currency from Canadian to United States dollars. A gain of $13.2 million was recorded on Aber's net debt position in the first half of the year, prior to the adoption of the US dollar as Aber's functional and reporting currency.

        Canadian dollar exposures in self-sustaining subsidiary financial position are recorded as a cumulative translation adjustment, a component of shareholders' equity. The opening balance of cumulative translation adjustment appearing on Aber's balance sheet was $17.5 million, recorded upon initial conversion of the Company's balance sheet to US dollars on August 1, 2003.

        Currently, the Company's most significant Canadian dollar cash requirement is for Diavik Mine operating and capital costs. As at January 31, 2004, the Company has entered into CDN/US dollar exchange contracts for gross Canadian dollar notional amounts aggregating $29.7 million with a US dollar conversion strike prices ranging from $1.30 to $1.35, expiring at various dates through to May 28, 2004. Additionally, subsequent to the end of the fiscal year, the Company completed an equity offering generating net Canadian dollar proceeds of CDN $71.6 million ($53.6 million). Aber expects the Company's Canadian dollar requirements for the ensuing year to be met from the above hedging arrangements and Canadian dollar cash holdings.

        Derivative financial instruments are utilized by the Company in the management of its foreign currency exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of hedged items.

        The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, namely, major financial institutions who are also lenders under the syndicated Project Loan Facility.

        The Company's exchange contracts are valued based on a mark to market basis at spot rates on the last day of each financial reporting period. The fair value of the Company's long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics.

Income Taxes

        Aber recorded a tax provision of $1.2 million during the quarter, compared to a $0.4 million recovery during the comparable quarter of the prior year. On a year to date basis, Aber recorded a tax provision of $10.3 million compared to a recovery of $0.2 million recorded in the prior year. The fourth quarter's tax provision reflects a current tax provision on earnings in the quarter, together with Large Corporations Tax expense. The Company's future income tax provision reflects the revaluation of future income tax liabilities for reductions in future tax rates and the overall favourable effect of certain other changes in Canadian income and mining tax legislation, as substantively enacted during the second quarter of the year ended January 31, 2004.

Liquidity and Capital Resources

Working Capital

        The Company's working capital requirements include general operating expenses, compensation requirements, and operating and capital requirements for the Joint Venture. Working capital requirements are funded by proceeds from the sale of diamonds and from borrowings under the Company's debt facilities.

        During the year ended January 31, 2004, working capital increased to $60.3 million from $54.5 million as at January 31, 2003. In addition to contingency cash collateral and reserve amounts totalling $100.1 million, Aber also had $23.6 million in unrestricted cash and cash equivalents at January 31, 2004, of which $7.2 million was held at the Diavik Mine, compared to unrestricted cash and cash equivalents of $24.5 million as at January 31, 2003, of which $16.7 million was held at the Diavik Mine. The increase in working capital was substantially due to the increase in total cash resources from operating cash flows, as well as the inclusion of inventories in Aber's working capital since the commencement of commercial production at the Diavik Mine.

        The Company's working capital balance of $60.3 million incorporates the reclassification of $72.5 million of long-term debt to current debt, due to the repayment of a portion of the Project Loan Facility subsequent to year end. The working capital balance also includes the Company's $45.0 million contingency cash collateral account to be maintained in support of completion of the Diavik Mine as well as $55.1 million of sales proceeds deposited to loan reserve accounts as prescribed in the Project Loan Facility, as at January 31, 2004. The cash collateral and cash reserve amounts are required to be invested in either cash or short-term money market instruments.

Net Debt

        As at January 31, 2004, Aber had long-term debt in the amount of $150.3 million, which comprised $215.0 million borrowed under its $230.0 million Project Loan Facility as at January 31, 2004 less cash held in various collateral and reserve accounts which was used to repay in part the credit facilities subsequent to year end. The last draw on the Project Loan Facility was during the first quarter of the year ended January 31, 2004.

        Aber's long-term debt, net of cash resources, was $26.6 million at January 31, 2004, compared to $124.6 million at the beginning of the year. At the end of the prior year, Aber had drawn $187.0 million under the Project Loan Facility.

        Subsequent to the end of the fiscal year, Aber repaid a portion of the Project Loan Facility from cash collateral, cash reserves and from proceeds of amended financing arrangements comprising of a $100.0 million senior secured term facility and a $75.0 million senior secured revolving credit facility, concluded in March 2004. The amended facilities have underlying interest rates that, at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of

0.50% to 1.625%. The financing arrangements were concluded with certain members of the Project Loan Facility lending syndicate.

        As at January 31, 2004, Aber was restricted in its use of proceeds from diamond sales as well as the use of the contingency cash collateral account until completion of the Diavik Mine, as defined under the Project Loan Facility. The terms of the Company's amended facilities continue to partially restrict Aber in its use of sales proceeds such that a loan reserve balance is required to be maintained based on a formula of anticipated Joint Venture cash calls and the Company's debt service requirements.

        The ratio of net debt (debt less cash resources) to net debt plus equity improved to 24% at January 31, 2004, from 33% at January 31, 2003.

Cash Flow from Operations

        During the quarter ended January 31, 2004, Aber generated $22.8 million in cash from operations, compared to $33.8 million in cash generated in the third quarter. As discussed above, the Company experienced a decrease in revenues (and a corresponding decrease in cash from operations) in the fourth quarter as compared to the third quarter as a result of a number of factors, including certain production specific factors and a decrease in the number of sales events held by Aber. Variations in revenues and operating cash flows are to a certain degree inherent in the Company's diamond marketing activity due to the cyclical nature of the Company's open market sales sight activities, and accordingly the Company expects that such variability will continue to occur on a quarter over quarter basis. The Company first reported operating cash flows from rough diamond commercial activity in the quarter commencing August 1, 2003.

        The Company expects that it will generate sufficient cash resources from operating cash flows, as well as from its amended credit facilities, to meet its current short and long-term working capital and other capital requirements.

Contractual Obligations

        The Company has contractual payment obligations with respect to long-term debt and through its participation in the Joint Venture, future site restoration costs at the Diavik Mine level. Additionally, at the Joint Venture level, contractual obligations exist with respect to operating leases and operating purchase obligations, as administered by DDMI, the operator of the mine.

        The most significant contractual obligations for the ensuing five year period can be summarized as follows:

CONTRACTUAL OBLIGATIONS ($000s)	TOTAL	LESS THAN 1 YEAR	YEAR 2-3	YEAR 4-5	AFTER 5 YEARS
Long-term debt(a)	$223,075	$72,805	$90,700	$53,300	$6,270
Environmental and Participation Agreements(b)	70,781	24,784	17,262	19,979	8,756

Total contractual obligations	$293,856	$97,589	$107,962	$73,279	$15,026

(a)
Long-term debt presented in the foregoing table includes current and long-term portions. The Company may at any time prepay, in whole or in part, borrowings under the $100.0 million term facility or the $75.0 million revolving facility, in minimum amounts of $5.0 million. Scheduled amortization of the term facility is over ten equal consecutive semi-annual installments of $10.0 million commencing June 15, 2004. The revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The

  Company's first mortgage on real property has scheduled principal payments of $0.1 million monthly, and may be prepaid after 2009.

(b)
The Joint Venture, under environmental and other agreements, must provide funding for the Environmental Monitoring Advisory Board. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. The Joint Venture has also signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of area Aboriginal bands.

Environmental and participation agreements presented in the foregoing table represent cumulative maximum funding commitments secured by letters of credit of the Joint Venture, of which Aber's share as at January 31, 2004 is $16.5 million.

(c)
In addition, in order to maintain its 40% interest in the Diavik Mine, the Company is obligated to fund the Joint Venture for 40% of its total expenditures on a monthly basis.

Financing Activities

        Aber funded its share of the costs of the Diavik Project, as well as marketing infrastructure initiatives, and costs relating to the Project Loan Facility for the year from the proceeds of diamond sales, which commenced during the second quarter of the year, and from loan draws during the first quarter of the year. Project Loan Facility draws amounted to $28.0 million during the year. Long-term debt repayments during the year represented scheduled repayments on the Company's first mortgage on real property. No principal repayments were made on the Project Loan Facility in place as at January 31, 2004. As noted above, the Project Loan Facility was refinanced by a $100.0 million senior secured term loan facility and a $75.0 million senior secured revolving credit facility, both with certain members of the previous lending syndicate. In this regard a partial repayment of the Project Loan Facility was made on March 3, 2004.

        Additionally, during the quarter ended January 31, 2004, accelerated amortization of deferred financing charges related to the $230.0 million Project Loan Facility was included in the Company's earnings statement, with $4.5 million of amortization included in interest and financing expenses during the quarter, compared to $2.3 million of amortization included in the third quarter. The accelerated amortization relates to that portion of the Project Loan Facility which was repaid, with $2.0 million of deferred costs relating to the portion that was continued remaining in deferred costs and other assets on the Company's balance sheet.

        During the year, a total of $11.0 million cash proceeds was received from the exercise of 1,296,562 stock options, compared to $0.4 million received in the prior year from the exercise of 55,350 stock options.

        At January 31, 2004, no balance was drawn under the operating revolving financing facility of Aber International N.V., the Company's Belgian subsidiary, at the Antwerpse Diamantbank N.V.

Investing Activities

        Investing activities with respect to deferred mineral property costs, deferred charges and capital assets totalled $41.1 million during the year, compared to $162.0 million in the prior year. The most significant investment in both years was for the Diavik Project. During the year ended January 31, 2004, Aber invested $39.0 million in the Diavik Mine for project commissioning operating activities and site construction including the production split facility. In the previous year, $147.9 million was spent on the Diavik Project, mainly for jet grouting of the dike embankment wall, the dewatering of the A-154 pit area, the pre-stripping of the A-154 pit and final construction and commissioning of the process and site infrastructure facilities.

        Investing activities with respect to mineral property expenditures, deferred charges and capital assets totalled $6.1 million during the fourth quarter, compared to $27.2 million in the corresponding quarter of the previous year during the active construction stage.

        In February 2001, Aber sold its interest in the Snap Lake Project to De Beers Canada Mining Inc. for $114.0 million.

Foreign Exchange Effect on Cash Balances

        The Company's cash resources are held in both CDN dollars and US dollars, although as at January 31, 2004, the substantial portion of the Company's cash resources was held in US dollars. As a result, with the strengthening of the CDN dollar relative to the US dollar compared to August 1, 2003, the date of change in functional and reporting currency, a positive impact has been recorded on the reported cash on the balance sheet. This impact, totalling $2.3 million to January 31, 2004, is reflected on the Consolidated Statements of Cash Flows under the foreign exchange effect on cash balances. In periods prior to the change in currency, the effect recorded has represented the impact of US dollar cash holdings reported in CDN dollars.

Outlook

        Based on a revision to the 2004 production forecast provided by DDMI, the operator of the Diavik Mine, the projected diamond production for calendar 2004 is expected to be in the mid to upper range of 7.0 to 8.0 million carats, as compared to the earlier forecast production of 8.2 million carats from the same quantity of processed ore. An ongoing program of delineation drilling of the A-154 South kimberlite pipe has identified a shell of low grade kimberlite mud surrounding the orebody and persisting to approximately the 320 metre bench level in the open pit. This low grade material will continue to dilute the grade of ore processed through a substantial period of 2004. Because the kimberlite mud has not been adequately recovered in earlier ore reserve estimation drilling, its diamond content, and therefore its dilutive effect, is not well understood.

        The 2004 production estimate is prepared on the basis of a processing rate of 1.7 million tonnes for 2004. The capacity of the processing plant, as designed, is 1.5 million tonnes per year. Operating experience during the ramp-up period to date suggests that 1.7 million tonnes may be viewed as an appropriately conservative estimate of current processing capacity, but management expects that the opportunity exists to expand this if various operational efficiencies are realized. With the recent addition of three haul trucks, the mining capacity is no longer a production limitation. The mine operations will continue to ramp up during 2004 and the ultimate processing capacity has yet to be determined.

        During June 2003, a sample of 11,771 carats was taken from the top of the A-154 North kimberlite pipe orebody, and processed through the processing plant, producing diamonds with a value of $82 per carat as compared with the feasibility study estimate of $33 per carat. This substantial increase in value, combined with other engineering considerations, has led to a fundamental reconsideration of the mine plan. The work on the mine plan will continue throughout this year. An evaluation will be made of the various combinations of open pit and underground development with the objective of maximizing revenue within the context of mine life and capital requirements. The diamond market itself does not constrain production rates in the context of a reasonable range of production scenarios.

        Exploration efforts on the broader Diavik property have been stepped up this year in an effort to extend mine life and/or capacity beyond the current 20-year estimate. A total of 62 kimberlite pipes are now known on the property of which four are incorporated in the current mine plan. On a 100% basis, a $6.0 million exploration budget has been assigned to the coming year which will include the pilot plant processing of two mini-bulk samples collected last year. The A-21 kimberlite pipe has a feasibility study diamond price estimate of only $28 per carat based on a very small sample. In light of the improvement in the A-154 North price estimate resulting from a larger sample, a program to extract a larger sample from A-21 kimberlite pipe is also planned for this year.

        Aber has been fortunate to join the diamond marketplace at a time of expanding demand, particularly for the type of product produced by the Diavik Mine. The market leader, De Beers, had sold down a substantial stockpile over the preceding three years thereby conditioning market demand to be in excess of mine supply by an amount which Aber estimates to be about $1.0 billion per year. The Diavik Mine only partially fills that gap and the shortfall is translating into rising prices across an increasingly broad range of the many diamond categories that constitute any mine's production. The Diavik Mine product is well suited to providing the raw material for the white diamonds, particularly in square models, such as princess cuts, that are currently much in demand, especially in the US market that now accounts for half of world diamond consumption. Emerging middle class diamond consumption in both India and China is providing an extra stimulus to a market underpinned by continuing recovery in the traditional marketplaces of the US and Japan. Aber is already seeing shortages in some key diamond items and expects this to expand across other categories in the coming months.

        With the amended credit facilities now in place subsequent to year end, the Company plans to formulate a dividend policy during the fiscal year ending January 31, 2005.

        On April 2, 2004, the Company announced the acquisition of a 51% interest in Harry Winston. The Company has purchased its interest for $85.0 million, of which $20.3 million is in the form of a direct equity investment in Harry Winston. The total purchase price payable by the Company is payable in instalments, with $40.0 million paid on closing of the transaction and the balance to be paid over the one year period following closing. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest). The Company expects the acquisition to dilute Aber's earnings in the first year, be neutral in year two and accretive thereafter. In contrast to a mining project, with revenues dependent on a depleting resource, a business such as Harry Winston has a potentially unlimited life and therefore strong residual value. In conjunction with Aber's investment, a new $60.0 million credit facility has been arranged by Harry Winston with a consortium of banks led by ABN Amro Bank N.V.

Critical Accounting Estimates

        Management is often required to make judgments, assumptions and estimates in the application of generally accepted accounting principles that have a significant impact on the financial results of the Company. Certain of the policies are more significant than others and are therefore considered critical accounting policies. Accounting policies are considered critical if they rely on a substantial amount of judgment (use of estimates) in their application or if they result from a choice between accounting alternatives and that choice has a material impact on Aber's reported results or financial position. The following discussion outlines the accounting policies and practices that are critical to determining Aber's financial results.

Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.

        The most significant estimates relate to the valuation of deferred mineral property costs and future site restoration costs. Management makes significant estimates related to the measurement of reclamation obligations and the timing of the related cash flows and future income tax liabilities. Such timing and measurement uncertainty could have a material effect on the reported results of operations and the financial position of the Company.

        Actual results could differ materially from those estimates in the near term.

Deferred Mineral Property Costs and Mineral Reserves

        Aber capitalizes all direct development and pre-production costs relating to mineral properties and amortizes such costs on a unit-of-production basis upon commencement of commercial production relating to the underlying property. Aber has determined that commercial production related to the Diavik Mine was achieved during the fiscal year ended January 31, 2004. Deferred mineral property costs are amortized based on estimated proven and probable reserves at the property.

        On an ongoing basis, the Company evaluates deferred costs relating to each property to ensure that the estimated recoverable amount exceeds the carrying value. Based on the Diavik Mine's latest projected open pit life from the mine plan and diamond prices from the Diavik Project feasibility study, there is no requirement to write down deferred mineral property costs.

        The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates can be revised upward or downward based on the results of future drilling, testing or production levels, and diamond prices. Changes in reserve estimates can impact the evaluation of net recoverable deferred costs.

Future Site Restoration Costs

        The Company has obligations for future site restoration costs. The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. Subsequent to the initial measurement of the asset retirement obligation, the obligation is adjusted at the end of each period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement. The Company adopted Section 3110, "Accounting for Asset Retirement Obligations", effective November 1, 2003 and as at January 31, 2004, estimates of all legal obligations at the Joint Venture level have been included in the consolidated financial statements of the Company. Processes to track and monitor these obligations are carried out at the Joint Venture level.

Income Tax

        The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

        Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

Risks and Uncertainties

        Aber is subject to a number of risks and uncertainties as a result of its operations, including without limitation the following risks:

Nature of Mining

        The operation of the Diavik Mine is subject to risks inherent in the mining industry, including variations in grade and other geological differences, unexpected problems associated with required water retention dikes, water quality, surface or underground conditions, processing problems, mechanical equipment performance, accidents, labour disputes, risks relating to the physical security of the diamonds, force majeure risks and natural disasters. Such risks could result in: personal injury or fatality; damage to or destruction of mining properties, processing facilities or equipment; environmental damage; delays in mining production; monetary losses; and possible legal liability. Hazards, such as unusual or unexpected rock formations, rock bursts, pressures, flooding or other conditions, may be encountered in the drilling and removal of ore.

        The Diavik Mine, because of its remote northern location and access only by winter road or by air, is subject to special climate and transportation risks. These risks include the inability to operate or to operate efficiently during periods of extreme cold, the unavailability of materials and equipment, and unanticipated transportation costs. Such factors can add to the cost of mine development, production and operation, thereby affecting the Company's profitability.

Joint Venture

        The Diavik Mine and the exploration and development of the Diavik group of mineral claims is a joint venture between DDMI (60%) and Aber Diamond Mines Ltd. (40%), and is subject to the risks normally associated with the conduct of joint ventures. These risks include the inability to exert influence over strategic decisions made in respect of the Diavik Mine and the Diavik group of mineral claims. DDMI has a 60% interest in the Diavik Mine and has a controlling vote in virtually all Joint Venture management decisions respecting the development of the Diavik Mine and the Diavik group of mineral claims. Accordingly, DDMI is able to determine the timing and scope of future project capital expenditures, and is therefore able to impose capital expenditure requirements on the Company, which the Company may not have sufficient cash to meet. A failure by the Company to meet capital expenditure requirements imposed by DDMI could result in the Company's interest in the Diavik Mine and the Diavik group of mineral claims being diluted.

Regulatory and Environmental Risks

        The operation of the Diavik Mine and exploration activities at the Diavik project are subject to various laws and regulations governing the protection of the environment, exploration, development, production, taxes, labour standards, occupational health, waste disposal, mine safety and other matters. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations could have a material adverse impact on the Company, increase costs and/or cause a reduction in levels of production from the Diavik Mine.

        Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mining operations. To the extent Aber is subject to uninsured environmental liabilities, the payment of such liabilities could have a material adverse effect on the Company.

Resource and Reserve Estimates

        The Company's figures for mineral resources and ore reserves on the Diavik group of mineral claims are estimates, and no assurance can be given that the anticipated carats will be recovered. The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production and the timing of future expenditures, all of which are subject to numerous uncertainties and various interpretations. Aber expects that its estimates of reserves will change to reflect updated information. Reserve estimates may be revised upward or downward based on the results of future drilling, testing or production levels. In addition, market fluctuations in the price of diamonds or increases in the costs to recover diamonds from the Diavik Mine may render the mining of ore reserves uneconomical.

        Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that mineral resources at the Diavik property will be upgraded to proven and probable ore reserves.

Licences and Permits

        The operation of the Diavik Mine and exploration on the Diavik property requires licences and permits from the Canadian government. There can be no guarantee that Aber and/or DDMI, the Company's joint venture partner and the operator of the Diavik Mine, will be able to obtain or maintain all necessary licences and permits that may be required to maintain the operation of the Diavik Mine or to further explore and develop the Diavik property.

Diamond Prices

        The profitability of Aber is dependent upon production from the Diavik Mine. The value of the production from the Diavik Mine will be significantly affected by changes in the worldwide market price of diamonds. Diamond prices fluctuate and are affected by numerous factors beyond the control of the Company, including the influence of the world's largest diamond producer, De Beers Consolidated Mines Ltd.

Insurance

        Aber's business is subject to a number of risks and hazards generally, including adverse environmental conditions, industrial accidents, labour disputes, unusual or unexpected geological conditions, risks relating to the physical security of processed diamonds, changes in the regulatory environment and natural phenomena such as inclement weather conditions. Such occurrences could result in damage to the Diavik Mine, personal injury or death, environmental damage to the Diavik property, delays in mining, monetary losses and possible legal liability. Although insurance is maintained to protect against certain risks in connection with the Diavik Mine and Aber's operations, the insurance in place will not cover all the potential risks associated with the operations of the Company or the Diavik Mine. It may not be possible to maintain insurance to cover insurable risks at economically feasible premiums.

Currency Risk

        Currency fluctuations may affect the Company's financial performance. Diamonds are sold throughout the world based principally on the US dollar price, and although the Company now reports its financial results in US dollars, a majority of the costs and expenses of the Diavik Mine, which are borne 40% by the Company, are incurred in Canadian dollars. Aber's currency exposure relates primarily to expenses and obligations incurred in Canadian dollars. The appreciation of the Canadian dollar against the US dollar will therefore increase the expenses of the Diavik Mine relative to the revenue Aber will receive from diamond sales.

        From time to time the Company uses a limited number of derivative financial instruments to manage its foreign currency exposure.

Reliance on Skilled Employees

        Production at the Diavik Mine is dependent upon the efforts of certain skilled employees of DDMI. The loss of these employees or the inability of DDMI to attract and retain additional skilled employees may adversely affect the level of diamond production from the Diavik Mine.

        Aber's success at marketing diamonds is dependent on the services of key executives and skilled employees, as well as the continuance of key relationships with certain third parties, such as diamantaires. The loss of these persons or the Company's inability to attract and retain additional skilled employees or to establish and maintain relationships with required third parties may adversely affect its business and future operations in marketing diamonds.

Acquisition of Harry Winston

        The Company has recently completed the acquisition of a 51% interest in Harry Winston. As a result of this acquisition, the Company will be required to expand its senior management team, as well as its administrative and operations staff. The Company will now also be exposed to risks associated with the business of a luxury goods diamond and jewelry retailer, including, but not limited to, the following risks: seasonality, sensitivity to general economic trends and conditions, particularly with respect to the US and Japanese economy and risks relating to declines in consumer spending. The Company will also be exposed to the risk of competition from other luxury goods diamond and jewelry retailers, many of which have greater economic resources than Aber and its co-owners of Harry Winston.

Recently Issued Accounting Standards

Consolidation of Variable Interest Entities

        The CICA issued accounting guideline AcG-15, "Consolidation of Variable Interest Entities", which will be effective for the Company's fiscal year beginning on February 1, 2005. The Guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. Variable interest entities include special purpose entities and other organizations with little or no equity or where the equity owners are not able to make meaningful decisions about the entities. The Company has concluded that it has no variable interest entities as at January 31, 2004.

Generally Accepted Accounting Principles

        The CICA recently issued Handbook Section 1100, "Generally Accepted Accounting Principles". The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP"). It clarifies the relative authority of various accounting pronouncements and other sources of guidance with GAAP. The standard also eliminates "industry practice" as a possible source of reference. The standard is effective for years beginning on or after October 1, 2003. The Company has adopted this standard for the year ended January 31, 2004.

Outstanding Share Information

AS AT JANUARY 31, 2004

Authorized	—	unlimited
Issued and outstanding shares	—	55,933,232
Fully diluted*	—	56,302,942
Weighted average outstanding shares	—	55,136,766
Options outstanding	—	2,514,738

*
Fully diluted shares outstanding under the treasury stock method.

Additional Information

        Additional information relating to the Company, including the Company's most recently filed annual information form, can be found on SEDAR at www.sedar.com, and is also available on the Company's website at www.aber.ca.

Management's Responsibility for Financial Reporting

        The consolidated financial statements and the information contained in the annual report have been prepared by the management of the Company. The financial statements have been prepared in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect management's best estimates and judgments based on currently available information. A system of internal accounting control is maintained to provide reasonable assurance that financial information is accurate and reliable.

        The Company's independent auditors, who are appointed by the shareholders, conduct an audit in accordance with generally accepted auditing standards to allow them to express an opinion on the financial statements.

        The Board of Directors' Audit Committee meets at least quarterly with management to review the internal controls, financial statements and related reporting matters, and with the independent auditors to review the scope and results of the annual audit prior to approval of the financial statements by the entire Board.

Robert A. Gannicott (signed) CHIEF EXECUTIVE OFFICER	Alice Murphy (signed) VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

Auditors' Report

TO THE SHAREHOLDERS OF ABER DIAMOND CORPORATION

        We have audited the consolidated balance sheets of Aber Diamond Corporation as at January 31, 2004 and 2003 and the consolidated statements of earnings and retained earnings and cash flows for each of the years in the three-year period ended January 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with Canadian generally accepted auditing standards and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

        In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at January 31, 2004 and 2003 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2004 in accordance with Canadian generally accepted accounting principles.

KPMG LLP (signed)
Chartered Accountants
TORONTO, CANADA
 March 11, 2004 (except for Note 16(b) which is as of April 2, 2004)

Consolidated Balance Sheets
(expressed in thousands of United States dollars)

As at January 31,	2004	2003
Assets
Current assets:
Cash and cash equivalents—note 4	$23,628	$24,450
Cash collateral and cash reserve—note 4	100,091	45,000
Inventory and supplies—note 5	22,177	—
Accounts receivable	3,549	1,093
Advances and prepaid expenses	2,130	820

	151,575	71,363
Capital assets—note 6	263,442	44,843
Deferred mineral property costs—note 7	206,073	385,563
Deferred charges and other assets—note 8	11,678	15,129

	$632,768	$516,898

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable and accrued liabilities	$18,478	$16,578
Current portion of long-term debt	72,805	246

	91,283	16,824
Long-term debt—note 9	150,270	194,020
Future income tax liability—note 10	67,492	51,953
Future site restoration costs—note 11 & 14(a)	12,065	3,215
Minority interest	—	72
Shareholders' equity:
Share capital—note 12	232,897	221,884
Stock options	6,096	2,940
Cumulative translation adjustment	15,634	(3,334)
Retained earnings	57,031	29,324

	311,658	250,814
Commitments—note 14
Subsequent events—note 16

	$632,768	$516,898

See accompanying notes to consolidated financial statements.

On behalf of the Board:

John C. Lamacraft (signed) Director	Robert A. Gannicott (signed) Director

Consolidated Statements of Earnings and Retained Earnings
(expressed in thousands of United States dollars, except per share amounts)

Years Ended January 31,	2004	2003	2002
Sales	$95,596	$—	$—
Cost of sales	46,404	—	—

	49,192	—	—
Selling, general and administrative expenses	13,655	8,245	5,079

Earnings (loss) from operations	35,537	(8,245)	(5,079)

Interest and financing expenses	(12,610)	—	—
Other income	841	1,056	4,653
Gain on sale of other assets—note 7(b)	985	—	94,866
Foreign exchange gain (loss)	13,283	3,177	(137)

Earnings (loss) before income taxes	38,036	(4,012)	94,303
Income taxes (recovery)	10,329	(155)	42,257

Earnings (loss)	27,707	(3,857)	52,046
Retained earnings (deficit), beginning of year	29,324	33,181	(18,865)

Retained earnings, end of year	$57,031	$29,324	$33,181

Earnings (loss) per share
Basic	$0.50	$(0.07)	$0.96

Diluted	$0.49	$(0.07)	$0.94

Weighted average number of shares outstanding	55,136,766	54,594,547	54,552,987

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows
(expressed in thousands of United States dollars)

Years Ended January 31,	2004	2003	2002
Cash provided by (used in):
Operating:
Net earnings (loss) for the year	$27,707	$(3,857)	$52,046
Items not involving cash:
Amortization and accretion	22,062	250	243
Future income taxes	8,253	(1,200)	41,892
Stock-based compensation	2,868	2,465	—
Foreign exchange	(13,283)	(3,177)	137
Gain on sale of other assets	(985)	—	(94,866)
Change in non-cash operating working capital	4,607	762	1,456

	51,229	(4,757)	908

Financing:
Issuance of long-term debt	28,000	194,019	—
Repayment of long-term debt	(264)	—	—
Deferred financing	(868)	(10,973)	(6,635)
Issue of common shares, for cash	11,013	387	260

	37,881	183,433	(6,375)

Investing:
Cash collateral and cash reserve	(55,091)	(28,000)	(17,000)
Deferred mineral property costs	(19,339)	(142,112)	(113,383)
Capital assets	(19,618)	(18,782)	(18,813)
Deferred charges	(2,127)	(1,067)	(1,279)
Proceeds on sale of other assets	3,961	—	114,000

	(92,214)	(189,961)	(36,475)

Foreign exchange effect on cash balances	2,282	(2,214)	(135)
Decrease in cash and cash equivalents	(822)	(13,499)	(42,077)
Cash and cash equivalents, beginning of year	24,450	37,949	80,026

Cash and cash equivalents, end of year	$23,628	$24,450	$37,949

Change in non-cash operating working capital:
Accounts receivable	$(3,673)	$(82)	$155
Prepaid expenses	(1,196)	(745)	(1)
Inventory	5,474	—	—
Accounts payable and accrued liabilities	4,002	1,589	1,302

	$4,607	$762	$1,456

Supplemental cash flow information:
Cash taxes paid during the year	$1,622	$681	$599
Cash interest paid during the year	$9,710	$4,440	$—

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

Years ended January 31, 2004, 2003 and 2002

(tabular amounts in thousands of United States dollars, except as otherwise noted)

Note 1—Nature of Operations

        Aber Diamond Corporation (the "Company" or "Aber") is a diamond marketing company, supplying a Canadian product to the global diamond market.

        The Company's most significant asset is a 40% interest in the Diavik group of mineral claims. The Diavik Joint Venture (the "Joint Venture") is an unincorporated joint venture between Diavik Diamond Mines Inc. (60%) and Aber Diamond Mines Ltd. (40%). Diavik Diamond Mines Inc. ("DDMI") is the operator of the Diavik Diamond Mine (the "Diavik Mine"), known as the "Diavik Project" prior to commencement of commercial production. Both companies are headquartered in Yellowknife, Canada. DDMI is a wholly owned subsidiary of Rio Tinto plc of London, England, and Aber Diamond Mines Ltd. is a wholly owned subsidiary of Aber Diamond Corporation of Toronto, Canada.

        On August 1, 2003, Aber commenced commercial production from the Diavik Mine. Aber had achieved a commercial level of production and sales related to the Diavik Mine, substantial physical project completion, a sustained level of mining and diamond processing activity, and established sales channels. Commencing August 1, 2003, the Company's Statement of Earnings reflected operating results from the sale of diamonds produced from the Diavik Mine. Since the Joint Venture's fiscal year end is December 31, 2003, their financial statements are proportionately consolidated into the Company's financial statements with a one month lag.

        With the commencement of commercial production from the Diavik Mine during the past year, the Company has positioned to become a diamond marketing company, supplying a Canadian product to the global diamond market. While exploration and development interests remain with the Diavik Mine, the Company's primary attention has turned to maximizing the value of its diamond production.

        During the fourth quarter, Aber announced that it had signed a letter of intent with the owners of Harry Winston Inc. ("Harry Winston") that contemplates Aber purchasing Harry Winston in a staged transaction. On April 2, 2004, the Company acquired a 51% share of Harry Winston located in New York City, USA (note 16(b)).

Note 2—Significant Accounting Policies

        The consolidated financial statements are prepared by management in accordance with accounting principles generally accepted in Canada, and except as described in note 17 conform in all material respects with accounting principles generally accepted in the United States.

        The principal accounting policies presently followed by the Company are summarized as follows:

(a) Basis of presentation

        The consolidated financial statements include the accounts of the Company and all of its subsidiaries as well as its proportionate share of jointly controlled assets. Intercompany transactions and balances have been eliminated.

        Effective August 1, 2003, the US dollar has become the functional currency of the Company and the US dollar has also been adopted as the Company's reporting currency. The factors considered when adopting this change included the prevalence of the US dollar in diamond market activity and the Company's US dollar denominated financing arrangements.

        The accounting policies described below include those of the Joint Venture.

(b) Measurement uncertainty

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of earnings, revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of capital assets and deferred mineral property costs, estimation of future site restoration costs and future income taxes, and classification of current portion of long-term debt. Financial results as determined by actual events could differ from those estimated.

(c) Revenue recognition

        Revenue from rough diamond sales is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the Company's price to the customer is fixed or determinable, and collection of the resulting receivable is reasonably assured.

(d) Cash resources

        Cash and cash equivalents, and cash collateral and cash reserve consist of cash on hand, balances with banks and short-term money market instruments (with a maturity on acquisition of less than 91 days), and are carried at cost, which approximates market.

        Funds in cash collateral and cash reserve are maintained as prescribed under the Company's debt financing arrangements and will become available to Aber for general corporate purposes and for debt servicing as prescribed by the terms of credit facility agreements.

(e) Inventory

        Inventory is recorded at the lower of cost or average cost, and net realizable value. Prior to the commencement of commercial production, inventory was included with deferred mineral property costs.

        Product inventory includes stockpiled ore, diamonds in process, and diamonds held for sale. Cost is determined on an average cost basis including production costs and value-added processing activity.

        Supplies inventory includes consumables and spare parts maintained at the Diavik Mine site and at the Company's sorting and sales facility locations.

(f) Capital assets

        Capital assets are stated at cost less accumulated amortization. Amortization is provided using the units of production method or straight-line method. The substantial portion of Diavik Mine capital assets are amortized using the units of production method. Other capital assets are amortized using the straight-line method over the estimated useful lives of the related assets, which are as follows:

Asset	Years
Buildings	10-40
Machinery and mobile equipment	3-10
Furniture and equipment	2-10
Leasehold and building improvements	20

        Amortization for mine related assets was charged to deferred mineral property costs during the pre-commercial production stage.

        Maintenance and repair costs are charged to earnings while expenditures for major renewals and improvements are capitalized. Upon the disposition of capital assets, the accumulated amortization is deducted from the original cost and any gain or loss is reflected in current earnings.

(g) Deferred mineral property costs

        All direct costs relating to mineral properties, including mineral claim acquisition costs, exploration and development expenditures in the pre-production stage, ongoing property exploration expenditures, pre-production operating costs net of any recoveries, interest, and amortization, are capitalized and accumulated on a property-by-property basis.

        The costs of deferred mineral properties from which there is production are amortized on the unit of production method based upon estimated proven and probable reserves.

        General exploration expenditures which do not relate to specific resource properties are expensed in the period incurred.

        On an ongoing basis, the Company evaluates each property based on results to date to determine the nature of exploration and development activities that are warranted in the future. If there is little prospect of the Company or its partners continuing to explore or develop a property, the deferred costs related to that property are written down to the estimated recoverable amount based on undiscounted cash flows.

(h) Deferred charges and other assets

        Deferred financing costs are amortized over the repayment terms of the related debt. Other assets are amortized over a period not exceeding 10 years.

        Amortization of deferred financing charges relating to long-term debt was charged to the cost of the underlying asset prior to the commencement of commercial activity.

        Incremental direct costs pertaining to the acquisition of Harry Winston (note 16(b)) were capitalized to deferred acquisition costs. Once the acquisition is finalized, the deferred acquisition cost balance will be allocated to the purchase price.

(i) Future site restoration costs

        Effective November 1, 2003, the Company adopted the provisions of CICA Handbook Section 3110, "Accounting for Asset Retirement Obligations". The Company records the fair value of any asset retirement obligations as a long-term liability in the period in which the related environmental disturbance occurs, based on the net present value of the estimated future costs. The fair value of the liability is added to the carrying amount of the deferred mineral property and this additional carrying amount is amortized over the life of the asset based on units of production. The obligation is adjusted at the end of each fiscal period to reflect the passage of time and changes in the estimated future cash flows underlying the obligation. If the obligation is settled for other than the carrying amount of the liability, the Company will recognize a gain or loss on settlement.

(j) Foreign currency translation

        Effective August 1, 2003, the US dollar has become the functional currency of the Company and the US dollar has also been adopted as the Company's reporting currency. The factors considered when adopting this change included the prevalence of the US dollar in diamond market activity, the profile of Aber's operating costs, and the Company's US dollar denominated financing arrangements.

        Aber's financial reporting is presented in US dollars, with conversion of previously published figures to US dollars. Assets and liabilities were translated at the US/Canadian dollar exchange rate on the date of the change, August 1, 2003. Earnings were translated at the average exchange rate for each period. Equity transactions have been translated at historic exchange rates. The resulting net translation adjustment has been allocated to the cumulative translation account.

        At period end, monetary items denominated in foreign currency are translated to US dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(k) Income taxes

        The Company accounts for income taxes under the asset and liability method. Under this method, future tax assets and liabilities are recognized for future tax consequences attributable to differences between the financial statement carrying value and the tax basis of assets and liabilities.

        Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in earnings in the period during which the change in tax rates is considered to be substantively enacted.

(l) Stock-based compensation

        The Company applies the fair value method to all grants of stock options.

        All stock options granted are accounted for as a capital transaction at the time of the grant and are reflected as stock options in shareholders' equity. The fair value of options granted is estimated at the date of grant using a Black-Scholes option pricing model incorporating assumptions regarding risk-free interest rates, dividend yield, volatility factor of the expected market price of the Company's stock, and a weighted average expected life of the options. The estimated fair value of the options is recorded over the options' vesting period. Any consideration paid on amounts attributable to stock options is credited to share capital.

(m) Financial instruments

        From time to time, the Company uses a limited number of derivative financial instruments to manage its foreign currency and interest rate exposure. In accordance with CICA accounting guideline AcG-13, "Hedging Relationships," for a derivative to qualify as a hedge at inception and throughout the hedged period, the Company formally documents the nature and relationships between the hedging instruments and hedged items, as well as its risk-management objectives, strategies for undertaking the various hedge transactions and method of assessing hedge effectiveness. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedge instrument and the item being hedged, both at inception and throughout the hedged period. The Company does not engage in a trading or speculative program.

(n) Basic and diluted earnings per share

        Basic earnings per share are computed by dividing net earnings by the weighted average number of shares outstanding during the period.

        Diluted earnings per share are prepared using the treasury stock method to compute the dilutive effect of options and warrants. The treasury stock method assumes any options proceeds would be used to purchase common shares with an average market value for the period higher than the exercise price.

Options with an average market value for the period higher than the exercise price are not included in the calculation of diluted earnings per share as such options are not dilutive.

(o) Comparative figures

        Certain figures have been reclassified to conform with presentation in the current period.

(p) Recently issued accounting pronouncements

CONSOLIDATION OF VARIABLE INTEREST ENTITIES

        The CICA issued accounting guideline AcG-15, "Consolidation of Variable Interest Entities", which will be effective for the Company's fiscal year beginning on February 1, 2005. The Guideline provides guidance as to when to apply consolidation principles to certain entities that are subject to control on a basis other than ownership of voting shares and thus determining when an enterprise includes the assets, liabilities and results of activities of such an entity (a variable interest entity) in its consolidated financial statements. Variable interest entities include special purpose entities and other organizations with little or no equity or where the equity owners are not able to make meaningful decisions about the entities. The Company has concluded that it has no variable interest entities as at January 31, 2004.

GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

        The CICA recently issued Handbook Section 1100, "Generally Accepted Accounting Principles". The section establishes standards for financial reporting in accordance with generally accepted accounting principles ("GAAP"). It clarifies the relative authority of various accounting pronouncements and other sources of guidance with GAAP. The standard also eliminates "industry practice" as a possible source of reference. The standard is effective for years beginning on or after October 1, 2003. The Company has adopted this standard for the period ending January 31, 2004.

Note 3—Financial Instruments

        The fair value of the Company's long-term debt is estimated by reference to current market prices for other debt securities with similar terms and characteristics.

        The Company is exposed to credit-related losses in the event of non-performance by counterparties to derivative financial instruments but does not expect any counterparties to fail to meet their obligations. The Company deals with only highly rated counterparties, namely, major financial institutions who are also lenders under the syndicated Project Loan Facility. The Company is exposed to credit risk when there is a positive fair value of derivative financial instruments at a reporting date.

        The Company has entered into CDN/US dollar exchange contracts for gross Canadian dollar notional amounts aggregating $29.7 million, with US dollar conversion strike prices ranging from $1.30 to $1.35, expiring at various dates through to May 28, 2004. The amount that would be payable by the Company if the contracts were to be terminated as at January 31, 2004 was $0.2 million.

        Derivative financial instruments are utilized by the Company in the management of its foreign currency and interest rate exposures. The Company's policy is not to utilize derivative financial instruments for trading or speculative purposes. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. This process includes linking all derivatives to specific assets and liabilities on the balance sheet or to specific firm commitments or anticipated transactions. The Company also formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Note 4—Cash Resources

        Cash resources are comprised of the following:

	2004	2003
Diavik Joint Venture	$7,227	$16,731
Cash and cash equivalents	16,401	7,719

Total cash and cash equivalents	23,628	24,450
Cash collateral and cash reserve	100,091	45,000

Total cash resources	$123,719	$69,450

Note 5—Inventory and Supplies

	2004	2003
Product inventory	$11,128	$—
Supplies inventory	11,049	—

Total inventory and supplies	$22,177	$—

Note 6—Capital Assets

	2004			2003
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Diavik equipment and leaseholds(a)	$265,737	$(26,518)	$239,219	$28,992	$(9,119)	$19,873
Furniture, equipment and other(b)	9,130	(1,643)	7,487	10,095	(662)	9,433
Real property—land and building(c)	17,065	(329)	16,736	15,537	—	15,537

	$291,932	$(28,490)	$263,442	$54,624	$(9,781)	$44,843

(a)
Diavik equipment and leaseholds are project related assets at the Joint Venture level.

(b)
Furniture, equipment and other includes equipment and facilities at the Company's diamond sorting facility.

(c)
Real property is comprised of land and a building which houses a portion of the Company's activities.

Note 7—Deferred Mineral Property Costs

	2004			2003
	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Diavik Mine(a)	$222,193	$16,120	$206,073	$385,563	$—	$385,563

(a) Diavik Diamond Mine

        The Company holds a 40% interest in the Diavik group of mineral claims, which, based on a feasibility study, contains commercially mineable diamond reserves. DDMI, a subsidiary of Rio Tinto plc, is the operator of the Joint Venture and holds the remaining 60% interest. The claims are subject to private royalties which are in the aggregate 2% of the value of production.

        The Company has various commitments relating to its interest in the Diavik mineral properties which are in the normal course of business. The ability of the Company to maintain its interest in its properties by contributing its share of exploration, development and capital expenditures is dependent upon its ability to successfully market and sell diamonds. The amounts shown as deferred mineral property costs represent net costs to date less amounts written down and do not necessarily represent present or future values.

        Upon commencement of commercial production, certain balance sheet amounts relating to producing assets have been reclassified from deferred mineral property costs to the appropriate section of the balance sheet: inventory and capital assets. The total deferred mineral properties are currently being amortized based significantly on the units of production method.

(b) Snap Lake

        In February 2001, the Company sold its interest in the Snap Lake property to De Beers Canada Mining Inc. for $114.0 million. The Company recorded a gain of $55.4 million after taxes.

Note 8—Deferred Charges and Other Assets

	2004	2003
Financing, net of accumulated amortization of $16,509 (2003—$5,402)	$2,003	$10,866
Marketing infrastructure initiatives and other assets, net of accumulated amortization of $1,370 (2003—nil)	8,045	4,263
Capitalized acquisition costs	1,630	—

	$11,678	$15,129

Note 9—Long-Term Debt

	2004	2003
Project Loan Facility(a)	$215,000	$187,000
First mortgage on real property(b)	8,075	7,266
Total long-term debt	223,075	194,266
Less current portion(c)	(72,805)	(246)

	$150,270	$194,020

(a) Project Loan Facility

        As at January 31, 2004, the Company had a $230.0 million Project Loan Facility (the "Facility"). First drawdown on the Facility was made on February 6, 2002 and as at January 31, 2004, $215.0 million had been drawn.

        As at January 31, 2004, the underlying interest rate was floating at LIBOR plus 3%, payable quarterly. Additionally, the Facility had a 1.5% commitment fee on undrawn amounts, payable quarterly. At January 31, 2004, the weighted average interest rate on amounts drawn under this Facility was 4.4%. Scheduled amortization of the Facility was over eight semi-annual equal instalments commencing on the earlier of fulfillment of Diavik Project completion covenants or June 30, 2004, with a final maturity date of December 15, 2007. The Facility contemplated mandatory accelerated repayments based upon available Diavik Project cash flow. The Company could at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million, which would be applied in inverse order of maturity in reduction of scheduled repayments.

        On March 3, 2004, the Company completed the refinancing of its Project Loan Facility. The Company's previous $230.0 million Project Loan Facility has been refinanced into a $100.0 million senior secured term facility and a $75.0 million senior secured revolving facility under an amendment and restatement of the Project Loan Facility credit agreement. The amended facilities have underlying interest rates, which at the option of the Company, are either LIBOR plus a spread of 1.50% to 2.625%, or US Base Rate plus a spread of 0.50% to 1.625%. The amended facilities have a final maturity date of December 15, 2008 and are to be amortized as described in note 9(c). The Company may at any time prepay, in whole or in part, borrowings outstanding in minimum amounts of $5.0 million. The senior secured revolving facility has a standby fee on undrawn amounts up to 1.5%, dependent on certain financial ratios, payable quarterly.

        At January 31, 2004, the Company maintained a contingency cash collateral account containing $45.0 million to be maintained in support of Diavik Project completion. Funds in the cash collateral account will become available to the Company for general corporate purposes on a prescribed basis post-project completion and upon commencement of repayment of the Facility. Additionally, the Company is required to comply with certain financial and non-financial covenants. Under the amended facilities, the Company is required to establish a debt reserve account containing up to a maximum of $15.0 million.

        Borrowings under the Facility are secured by a general security agreement pledging the Company's rights under its Joint Venture Agreement respecting the Joint Venture at the subsidiary level and by certain assets of related subsidiaries, including cash collateral and cash reserve as noted above.

        Interest and financing charges includes interest incurred on long-term debt, as well as amortization of deferred financing charges.

        The Company also operates a revolving financing facility with Antwerpse Diamantbank N.V., one of the world's premier diamond lending institutions. Under the terms of the facility, the Company has available $34.0 million (utilization in either US$ or Euro) for inventory and receivables funding in connection with marketing activities through its Belgian subsidiary, Aber International N.V. Borrowings under the facility bear interest at the bank's base rate plus 1.5%. At January 31, 2004, no balance was drawn under this facility. This facility has an annual commitment fee of 0.75% per annum.

        During the year, interest incurred on long-term debt totalled $9.4 million (2003—$5.1 million, 2002—nil) and amortization of deferred financing charges was recorded totalling $11.1 million (2003—$5.4 million, 2002—$nil). Prior to the commencement of commercial production, these items were capitalized to the Diavik Project, in the amounts of $4.8 million (2003—$5.1 million, 2002—nil) and $3.9 million (2003—$5.4 million, 2002—nil) respectively during the year.

(b) First mortgage on real property

        The Company has a first mortgage on real property, maturing in 2018, bearing interest at 8.0% per annum, payable in monthly instalments of $0.1 million including interest. After 2009, the mortgage may be prepaid upon satisfaction of certain conditions and by payment of an interest compensation amount. The mortgage is secured by an assignment of tenant leases and a charge on the property in favour of the mortgagee.

        First mortgage principal repayments during the next five years are: 2005—$0.3 million; 2006—$0.4 million; 2007—$0.4 million; 2008—$0.4 million; 2009—$0.4 million.

        The fair value of this debt is estimated as equivalent to its carrying value, as determined by reference to the market for similar instruments.

(c) Current portion of long-term debt

        As at January 31, 2004, the current portion of long-term debt includes: (i) the $40.0 million partial repayment of the Project Loan Facility which occurred subsequent to year end, and (ii) estimated principal repayments expected to occur in the ensuing 12 month period on the financing arrangements which were concluded subsequent to the end of the year.

        Scheduled amortization of the senior secured term facility is over ten equal consecutive semi-annual instalments commencing June 15, 2004. Additionally, the term facility has mandatory prepayment requirements associated with any dividend payments made by the Company. The senior secured revolving facility has mandatory reduction payments of $12.5 million semi-annually, commencing in 2006.

        Both facilities have a final maturity date of December 15, 2008. The Company may at any time prepay either facility, in whole or in part, in minimum payments of $5.0 million.

        Estimated principal repayments during the next five years are as follows:

	PROJECT LOAN FACILITY	TERM AND REVOLVER FACILITY	TOTAL
2005	$40,000	$32,500	$72,500
2006	—	45,000	45,000
2007	—	45,000	45,000
2008	—	45,000	45,000
2009	—	7,500	7,500

Total	$40,000	$175,000	$215,000

Note 10—Income Taxes

(a)
The income tax provision consists of the following:

	2004	2003	2002
Current expense	$2,076	$1,045	$365
Future expense (recovery)	8,253	(1,200)	41,892

	$10,329	$(155)	$42,257

(b)
The tax effects of temporary differences that give rise to significant portions of the future tax assets and liabilities at January 31, 2004 and 2003 are as follows:

	2004	2003
Future income tax assets:
Net operating loss carryforwards	$4,168	$5,669
Future site restoration costs	4,116	1,097
Capital assets	3,192	2,411

Total gross future income tax assets	11,476	9,177
Future income tax liabilities:
Deferred mineral property costs	(74,281)	(61,130)
Unrealized foreign exchange gains	(4,687)	—

Total gross future income tax liabilities	(78,968)	(61,130)

Future income tax liability, net	$(67,492)	$(51,953)

(c)
The difference between the amount of the reported consolidated income tax provision and the amount computed by multiplying the earnings (loss) before income taxes by the statutory tax rate of 41% (2003—41%; 2002—43%) is a result of the following:

	2004	2003	2002
Expected income tax expense (recovery)	$15,595	$(1,645)	$40,550
Resource allowance	(4,942)	768	471
Non-deductible items	1,375	1,564	111
Large Corporations Tax	1,436	1,045	599
Northwest Territories mining royalty	4,569	—	—
Reduction in future corporate income tax rates	(7,033)	(2,387)	—
Other	(671)	500	526

Recorded income tax expense (recovery)	$10,329	$(155)	$42,257

(d)
The Company has non-capital loss carryforwards for Canadian income tax purposes of approximately $11.7 million.

Note 11—Future Site Restoration Costs

        Effective November 1, 2003, the Company has adopted the provisions of CICA Handbook Section 3110, "Accounting for Retirement Obligations".

        The Joint Venture has an obligation under various agreements (note 14) to reclaim and restore the lands disturbed by its mining operations.

        Future site restoration costs as at January 31, 2003 have been reflected on the balance sheet at $3.2 million to reflect the net present value of the closure obligations at that time. During the fiscal year ending January 31, 2004, the obligation increased by $8.9 million as a result of the liabilities arising due to mining operations during the year, and by a further $0.1 million due to the accretion expense. Amortization of $0.3 million was recorded on the deferred asset portion. No earnings adjustment was made for future site restoration costs for the year ended January 31, 2003.

        The Company's share of the total undiscounted amount of the future cash flows that will be required to settle the obligation incurred at January 31, 2004 is estimated to be $18.8 million of which approximately $12.1 million is expected to occur at the end of the mine life. The anticipated cash flows relating to the obligation have been discounted at a risk free interest rate of 3.5%.

Note 12—Share Capital

(a) Authorized

        Unlimited common shares without par value.

(b) Issued

	NUMBER OF SHARES	AMOUNT CDN$	AMOUNT US$
Balance, January 31, 2001	54,531,320	$325,787	$221,237
Shares issued for:
Cash on exercise of options	50,000	413	260

Balance, January 31, 2002	54,581,320	326,200	221,497
Shares issued for:
Cash on exercise of options	55,350	589	387

Balance, January 31, 2003	54,636,670	326,789	221,884
Shares issued for:
Cash on exercise of options	1,296,562	15,406	11,013

Balance, January 31, 2004	55,933,232	$342,195	$232,897

(c) Stock options

        Under the Employee Stock Option Plan, approved in February 2001, the Company may grant options for up to 4,500,000 shares of common stock. Options may be granted to any director, officer, employee or consultant of the Company or any of its affiliates. Options granted to directors vest immediately and options granted to officers, employees or consultants vest over three to four years. The number of shares reserved for issuance to any one optionee pursuant to options cannot exceed 2% of the issued and outstanding common shares of the Company at the date of grant of such options.

        The exercise price of each option cannot be less than the fair market value of the shares on the last trading day preceding the date of the grant. The maximum term of an option is ten years.

        The Company's shares are primarily traded on a Canadian dollar based exchange, and accordingly stock option information is presented in Canadian dollars, with conversion to US dollars at the average exchange rate for the year.

        Changes in share options outstanding are as follows:

	2004			2003			2002
		WEIGHTED AVERAGE EXERCISE PRICE			WEIGHTED AVERAGE EXERCISE PRICE			WEIGHTED AVERAGE EXERCISE PRICE
	OPTIONS 000s			OPTIONS 000s			OPTIONS 000s
		CDN$	US$		CDN$	US$		CDN$	US$
Outstanding, beginning of year	3,363	$14.48	$10.48	2,674	$11.49	$8.32	1,832	$10.53	$7.62
Granted	524	29.21	21.15	762	24.96	18.07	967	13.23	9.58
Exercised	(1,297)	11.88	8.49	(55)	10.67	7.72	(50)	8.26	5.98
Expired	(75)	21.11	15.29	(18)	25.32	18.33	(75)	12.87	9.32

	2,515	$18.69	$13.53	3,363	$14.48	$10.48	2,674	$11.49	$8.32

        The following summarizes information about stock options outstanding at January 31, 2004:

	OPTIONS OUTSTANDING			OPTIONS EXERCISABLE
RANGE OF EXERCISE PRICES CDN$	NUMBER OUTSTANDING 000s	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE IN YEARS	WEIGHTED AVERAGE EXERCISE PRICE, CDN$	NUMBER EXERCISABLE 000s	WEIGHTED AVERAGE EXERCISE PRICE, CDN$
$ 8.60 - $ 9.15	419	5.9	$9.11	419	$9.11
10.60 - 10.85	95	5.0	10.65	95	10.65
12.45 - 14.35	723	6.9	12.61	549	12.66
17.50 - 18.95	135	7.5	17.61	73	17.70
23.35 - 29.25	1,037	8.6	25.49	353	24.97
34.20 - 40.30	106	9.7	39.79	—	—

	2,515		$18.68	1,489	$14.70

        Subsequent to the end of the year, 1,250 options were exercised for proceeds of $0.02 million.

(d) Stock-based compensation

        The Company applies the fair value method to all grants of stock options.

        The fair value of options granted during the years ended January 31, 2004 and 2003 was estimated using a Black-Scholes option pricing model with the following weighted average assumptions:

	2004	2003
Risk-free interest rate	4.64%	5.09%
Dividend yield	0%	0%
Volatility factor(i)	33.26%	33.25%
Expected life of the option	6.4 years	7.0 years
Average fair value per option, CDN	$11.89	$11.27
Average fair value per option, US(ii)	$8.61	$7.20

(i)
Volatility factor is based on the Company's historical share price but not including share price information preceding the Company's announcement of securing project financing for the Diavik Project.

(ii)
Options are administered in Canadian dollars. Translation into US dollars for presentation purposes using the average CDN/US dollar exchange rate during the fiscal year.

Note 13—Earnings (Loss) Per Share

        The following table sets forth the computation of diluted earnings per share:

YEAR ENDED JANUARY 31,	2004	2003	2002
Numerator:
Net earnings (loss) for the year	$27,707	$(3,857)	$52,046

Denominator (thousands of shares):
Weighted average number of shares outstanding	55,137	54,595	54,553
Dilutive effect of employee stock options	1,166	—	968

	56,303	54,595	55,521

Number of anti-dilutive options	102	—	110

Note 14—Commitments and Guarantees

(a) Environmental agreement

        Through negotiations of environmental and other agreements, the Joint Venture must provide funding for the Environmental Monitoring Advisory Board. Aber's share of this funding requirement is $0.2 million for calendar 2004. Further funding will be required in future years; however, specific amounts have not yet been determined. These agreements also state the Joint Venture must provide security deposits for the performance by the Joint Venture of its reclamation and abandonment obligations under all environmental laws and regulations. Aber's share of the Joint Venture's letters of credit outstanding with respect to the environmental agreements as at January 31, 2004 is $16.5 million.

        The agreement specifically provides that these funding requirements will be reduced by amounts incurred by the Joint Venture on reclamation and abandonment activities.

(b) Participation agreements

        The Joint Venture has signed participation agreements with various native groups. These agreements are expected to contribute to the social, economic and cultural well-being of the Aboriginal Bands. The agreements are each for an initial term of 12 years and shall be automatically renewed on terms to be agreed for successive periods of six years thereafter until termination. The agreements terminate in the event the mine permanently ceases to operate.

(c) Commitments

        The cumulative maximum funding commitments secured by letters of credit of the Joint Venture's environmental (secured by letters of credit) and participation agreements at Aber's 40% share, before any reduction of future reclamation activities are as follows:

2005	$24,784
2006	33,415
2007	42,046
2008	50,677
2009	62,025
Thereafter	70,781

Note 15—Related Parties

        Under the terms of a sales agreement with Tiffany and Co., a shareholder of the Company, sales totalling $12.7 million were made to Tiffany and Co. during the year ended January 31, 2004. Sales revenues realized prior to the commencement of commercial production were credited against deferred mineral property costs.

        During the year, the Company paid consulting fees of $0.1 million (2003—$0.1 million; 2002—$0.1 million) to a non-executive director of the Company. During the year, 20,000 stock options were granted to a director for consulting work performed (2003—50,000 options; 2002—100,000 options), resulting in stock compensation expense of $0.2 million (2003—$0.2 million; 2002—nil).

        During the year, the Joint Venture purchased technical and administrative services from a number of business entities that are controlled directly or indirectly by Rio Tinto plc, the ultimate parent of DDMI, in connection with the exploration and development of the Diavik Mine's properties. The costs are estimated to be at fair market value for services rendered. The Company's share of these expenses during this fiscal year amounts to $0.8 million (2003—$0.4 million; 2002—$0.9 million). As of January 31, 2004, the amounts due to these business entities amount to $0.2 million (2003—$0.2 million).

Note 16—Subsequent Events

(a) Issuance of Common Shares

        On February 3, 2004, the Company completed its offering of 1,500,000 common shares at a price of CDN $49.75 (US $37.20) per share for gross proceeds to the Company of CDN $74.6 million or $55.8 million (net proceeds of CDN $71.6 million, or US $53.6 million). The common shares were purchased by a syndicate of underwriters for distribution to the public. The total number of common shares outstanding subsequent to this offering totalled 57,433,232.

(b) Acquisition of Harry Winston Inc.

        On April 2, 2004, the Company announced the acquisition of a 51% share of Harry Winston Inc., one of the world's leading luxury jewelry and watch retailers located in New York City, USA. The Company purchased its interest for $85.0 million, of which $20.3 million is in the form of a direct equity investment in Harry Winston. The total purchase price payable by the Company is payable in instalments, with $40.0 million paid on closing of the transaction and the balance to be paid over the one year period following closing. Interest is payable on the deferred payment at 7% per annum. The Company also has the option to purchase the remaining 49% interest in Harry Winston on the sixth anniversary of the closing at the then fair market value of such interest, failing which the other principal shareholders of Harry Winston will have the ability to institute a process for the sale of Harry Winston as an entity (including the Company's 51% interest). All due diligence, acquisition agreement documentation and regulatory approvals have been completed.

Note 17—Differences Between Canadian and United States Generally Accepted Accounting Principles

        These financial statements have been prepared in accordance with GAAP in Canada. Except as set out below, these financial statements also comply, in all material aspects, with accounting principles generally accepted in the United States and the rules and regulations of the Securities Exchange Commission. The following tables reconcile results as reported under Canadian GAAP with those that would have been reported under United States GAAP ("US GAAP").

	CANADIAN GAAP 2004	US GAAP 2004
Balance sheet:
Mining interests(a)	$206,073	$144,696
Capital assets	263,442	263,442
Deferred charges and other assets	11,678	2,397
Long-term debt	150,270	163,431
Future income tax liability	67,492	37,335
Shareholders' equity	311,658	257,995
	CANADIAN GAAP 2003	US GAAP 2003
Balance sheet:
Mining interests(a)	$385,563	$326,860
Deferred charges	15,129	14,956
Future income tax liability	51,953	27,114
Shareholders' equity	250,814	216,778

	2004	2003	2002
Earnings (loss) for the year, Canadian GAAP	$27,707	$(3,857)	$52,064
Foreign exchange gain(b)	(13,161)	—	—
Deferrals allocated to income (expenses)(c)	(10,775)	—	—
Future income taxes	5,441	(1,174)	15,144
Other, net of comprehensive income	(1,007)	(153)	(292)
Gain on sale of Snap Lake Property(d)	—	—	15,785

Earnings (loss) for the year, US GAAP	$8,205	$(5,184)	$82,701

Basic earnings (loss) per share	$0.15	$(0.10)	$1.52

Diluted earnings (loss) per share	$0.15	$(0.10)	$1.49

(a) Expenditures on mining interests prior to the establishment of proven and probable reserves

        Effective February 1, 1999, the Company changed its method of accounting for costs on unproven properties under US GAAP from capitalizing all expenditures to expensing all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves.

        Upon commencement of commercial production, certain mineral property costs were reclassified to capital assets and inventory, for both Canadian and US GAAP purposes.

(b) US functional currency

        For US GAAP purposes, commercial production commenced as of February 1, 2003 and, therefore, the US dollar became the functional currency for the Company as of that date. Accordingly, foreign exchange gains recorded for Canadian GAAP purposes during the first and second quarters of the current fiscal year are reversed.

(c) Deferred charges

        For US GAAP purposes, commercial production commenced as of February 1, 2003. Therefore, all items deferred for Canadian GAAP purposes during the first and second quarters of the current fiscal year are recognized within net earnings for US GAAP purposes, including sales, cost of sales, interest expense and amortization of deferred charges.

(d) Gain on sale of Snap Lake Property

        As noted in (a) above, certain deferred mineral property costs have been expensed for US GAAP purposes. The gain on sale has been adjusted to reflect the difference in cost for US and Canadian GAAP. Future income taxes have also been adjusted to reflect the difference in cost basis.

(e) Impact of recent United States accounting pronouncements

        In January 2003, the US Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). Its consolidation provisions are applicable for all newly created entities created after January 31, 2003, and are applicable to existing entities as of the beginning of the first interim or annual reporting period beginning after June 15, 2003. For periods prior to FIN 46's effective date, certain disclosures will be required if it is reasonably possible that the company will have a significant variable interest in or be the primary beneficiary of a variable interest entity when FIN 46 guidance is effective. The Company has no Variable Interest Entity Investments and does not anticipate any such investments prior to the effective date of FIN 46. In February 2003, the FASB issued SFAS No. 149, "Accounting for Certain Financial Instruments with

Characteristics of Liabilities and Equity" ("FAS 149"). FAS 149 will require the Company to classify as liabilities in the statement of financial position the following financial instruments: (a) financial instruments that are mandatorily redeemable on a fixed or determinable date or upon an event certain to occur even if the instrument is in the form of equity shares; (b) financial instruments embodying, or indexed to, an obligation to repurchase an issuer's equity shares that requires or could require settlement by transfer of assets; and (c) financial instruments embodying an obligation that the issuer must or could settle by issuing a variable number of its equity shares, and for which the monetary value of the obligation is based solely or predominately on (i) a fixed monetary amount known at inception, (ii) variations in something other than the fair value of the issuer's equity shares, or (iii) variations in the fair value of the issuer's equity shares, but in the opposite direction. The Company has not issued any such financial instruments, and does not anticipate that it will reclassify any amount from equity to liabilities as a result of adopting FAS 149 in fiscal 2004.

        In May 2003, the FASB issued SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity". This statement establishes standards for the classification and measurement of certain financial instruments with characteristics of both liabilities and equity. It requires that financial instruments that fall within its scope be classified as a liability. At January 31, 2004, the Company has no financial instruments with characteristics of both liabilities and equity.

Safe Harbour Statement on Forward-Looking Information

        Included in this Annual Report are "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. When used in this Annual Report, words such as "estimate", "intend", "expect", "anticipate", "projected" and similar expressions are intended to identify forward-looking statements—which are, by their very nature, not guarantees of Aber's future operational or financial performance, and are subject to risks and uncertainties.

        This forward-looking information mainly concerns Aber's plans for its diamond initiatives and is based on the conclusions of management. With respect to Aber's future revenues from its marketing activities, differences may result from developments in world diamond markets, diamond valuations and other factors. With respect to the Diavik Diamond Mine (known as the Diavik Project prior to the commencement of commercial production), differences may result from additional drilling, sampling, diamond valuations, engineering and construction timetables and problems, unanticipated problems with mine operations and production, operational decisions taken by Aber's Joint Venture partner, fluctuations in energy, labour and other input costs, financial arrangements, local, regional or national political developments in Canada, fluctuations in the Canadian dollar relative to the US dollar, risks relating to the Company's acquisition of a 51% interest in Harry Winston Inc. and other factors. With respect to other projects, actual events may differ from current expectations due to exploration results, new exploration opportunities, changing budget priorities of Aber or its Joint Venture partner and other factors.

        Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. Due to risks and uncertainties, including the risks and uncertainties identified above and elsewhere in this Annual Report, actual events may differ materially from current expectations. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Additional information concerning factors that may cause actual results to materially differ from those in such forward-looking statements is contained in the Company's filings with Canadian and United States securities regulatory authorities.

Diavik Summary

        Aber owns a 40% interest in the Diavik Diamond Mine, the remaining 60% being owned by its Joint Venture partner and operator, Diavik Diamond Mines Inc. (DDMI), a subsidiary of Rio Tinto plc of London England. The Joint Venture structure enables each partner to market its individual share of diamond production.

        The Diavik Diamond Mine is located approximately 300 km northeast of the City of Yellowknife, NT, and approximately 30 km southeast of the BHP-Billiton Ekati Diamond Mine, which began operations in October 1998. The Diavik mine site is contained on the 20 sq. km East Island, which is located in the eastern end of Lac de Gras. This remote site is located within the sub-Arctic "Barren lands" of the Northwest Territories, an area with a harsh climate and few communities.

        As disclosed in Aber's Annual Information Form for the year ended January 31, 2003, Aber's May 2000 Bankable Feasibility Study, commissioned by Aber in order to obtain the necessary financing to proceed with the construction of the mine, estimated mineral reserves of 106.7 million carats (61.7 million proven and 44.9 million probable) within a mineral resource of 138.1 million carats (61.9 million measured, 61.2 million indicated, and 15.0 million inferred).

Corporate Directory

BOARD OF DIRECTORS
James N. Fernandez
 Executive Vice President of Tiffany & Co. of New York
Director since July 1999.

Robert A. Gannicott
 Chief Executive Officer, Aber
Director since June 1992.

Lars-Eric Johansson
 Corporate Director
Director since June 2003.

John C. Lamacraft
 Chairman
Director since February 1996.

Thomas J. O'Neill
 President, Aber, Chief Executive Officer, Harry Winston Inc.
Director since July 2002.

J. Roger B. Phillimore
 Corporate Director
Director since November 1994.

D. Grenville Thomas
 Corporate Director Honorary Chairman & Founder
Director since July 1980.

Eira M. Thomas
 President, Navigator Exploration Corp.
Director since April 1998.	SENIOR OFFICERS & MANAGEMENT
Robert A. Gannicott
 Chief Executive Officer

Thomas J. O'Neill
 President

Alice A. Murphy
 Vice President & Chief Financial Officer

James R.W. Pounds
 Senior Vice President, Diamond Management

Michael A. Ballantyne
 Vice President, Northwest Territories

Matthew L. Manson
 Vice President, Technical Services & Control

Kevin P. Marchant
 Vice President, Production

Peter C. Schneirla
 Vice President & Gemologist

Raymond N. Simpson
 Vice President, Corporate Development

Shlomo Tidhar
 Vice President, Valuation

Wendy W. Kei
 Corporate Controller

Amir H. Kalman
 Manager, Investor Relations

Lyle R. Hepburn
Corporate Secretary	ADVISORS
Beth M. Budd Bandler
 Legal Consultant

 TRANSFER AGENT & REGISTRAR
CIBC Mellon Trust Company
 320 Bay Street, P.O. Box 1
Toronto, Ontario, Canada M5H 4A6

 ANNUAL MEETING OF SHAREHOLDERS
TSX Conference Centre and Stock Market Place
 The Exchange Tower
130 King Street West
Toronto, Ontario, Canada
Tuesday, June 22, 2004
10:00 a.m.

 AUDITORS
KPMG LLP
 Chartered Accountants
Suite 3300, Commerce Court West
Toronto, Ontario, Canada
M5L 1B2

 LEGAL
Stikeman Elliott
 Barristers & Solicitors
Suite 5300, Commerce Court West
Toronto, Ontario, Canada
M5L 1B9	STOCK EXCHANGES & SYMBOLS
Toronto Stock Exchange: ABZ
 NASDAQ: ABER

Capitalization:*
Authorized—Unlimited
Issued—57,439,282

 *As of April 26, 2004

 ABER OFFICES
Head Office
Aber Diamond Corporation
 P.O. Box 4569, Station A
Toronto, Ontario, Canada
M5W 4T9
tel: 416.362.2237
fax: 416.362.2230
e-mail: aber@aber.ca
www.aber.ca

Antwerp Sales Office
Suite 760,
Diamantclub Van Antwerpen
62 Pelikaanstraat
Antwerp 2018
Belgium

Aber Stock Trading History

	FEB. 1, 2003 TO JAN. 31, 2004		FEB. 1, 2002 TO JAN. 31, 2003
	TSE CDN$	NASDAQ US$	TSE CDN$	NASDAQ US$
High	52.50	41.40	32.50	21.16
Low	25.35	17.20	21.50	13.38
Close	46.29	35.06	29.10	19.16
Average Daily Volume	147,846	11,606	91,820	6,956

www.aber.ca

P.O. BOX 4569, STATION A
TORONTO, ONTARIO, CANADA M5W 4T9
T 416•362•2237    F 416•362•2230

QuickLinks

  Exhibit 1